================================================================================
                                 SCHEDULE 13E-4


                                 (Rule 13e-101)

           Tender Offer Statement Pursuant to Section 13(e) (1) of the
            Securities Exchange Act of 1934 and Rule 13e-4 Thereunder

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

          Issuer Tender Offer Statement (Pursuant to Section 13(e) (1)
                     of the Securities Exchange Act of 1934)

                                (Amendment No. )


                               RONSON CORPORATION
                                (Name of Issuer)

                               RONSON CORPORATION
                      (Name of Person(s) Filing Statement)


            12% Cumulative Convertible Preferred Stock, No Par Value
                         (Title of Class of Securities)


                          776338-30-3 (CUSIP Number of
                              Class of Securities)

                    Kenneth B. Falk            Louis V. Aronson, II
                  Deutch & Falk, P.C.           Ronson Corporation
                  843 Rahway Avenue               P.O. Box 6707
                 Woodbridge, NJ 07095             Campus Drive
                                                 Somerset, NJ 08875
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                November 15, 1996


                      (Date Exchange Offer First Published,
                       Sent or Given to Security-Holders)

                            Calculation of Filing Fee


          Transaction                            Amount of Filing Fee  $605.17
          Valuation*     $3,025,813

*Set forth the amount on which the filing fee is calculated and state how it was determined.

            [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

               Amount Previously Paid:______________________________

               Form or Registration No.:____________________________

               Filing Party:________________________________________

               Date Filed:__________________________________________

Item 1.  Security and Issuer.

         (a) The name of the Issuer is Ronson Corporation (the "Company"). The address of its principal executive office is Campus Drive, P.O. Box 6707, Somerset, NJ 08875.

         (b) The title of the securities which are the subject of this Exchange Offer is 12% Cumulative Convertible Preferred Stock, No Par Value, face value $1.75 per share ("Preferred Stock"). There are approximately 837,595 shares of Preferred Stock outstanding as of the date of this statement. The Issuer is offering to all of the holders of shares of Preferred Stock the right to exchange their shares of Preferred Stock for shares of Common Stock ($1.00 par value) of the Company at the rate of 1.7 shares of Common Stock for each share of Preferred Stock. To the extent that officers, directors and affiliates of the Issuer are holders of Preferred Stock, the Exchange Offer is being offered to them as well. The Issuer has been advised by all officers and directors that all of them intend to accept the Exchange Offer with respect to all of their shares of Preferred Stock. The Ronson Corporation Retirement Plan, the Company's primary pension plan, which holds 91,487 shares of Preferred Stock, is restricted from accepting the Exchange Offer at this time, due to constraints imposed by the Employee Retirement Income Security Act. The Company and the Plan Trustees intend to make an application to the United States Department of Labor ("DOL") to permit the plan to take advantage of the Exchange Offer.

         (c) The principal market for trading of the Issuer's Preferred Stock and Common Stock is the Nasdaq SmallCap Market. Prior to October 2, 1995, the principal market for trading in Ronson Common Stock and Preferred Stock was the National Association of Securities Dealers' Electronic Bulletin Board. Market data for the last two fiscal years are listed below. The data presented reflect inter-dealer prices without retail markup or markdown and commission and may not represent actual transactions.

Common:
                           1996
                           ---------------------------------------------------------------------
                           Quarter               1st                2nd                   3rd
                           ---------------------------------------------------------------------
                           High Bid             4 1/8               2 7/8                 2 7/8
                           Low Bid              2 5/8               2 1/4                 2 5/8
                           1995
                           ------------------------------------------------------------------------------------------
                           Quarter               1st                2nd                   3rd                4th
                           ------------------------------------------------------------------------------------------
                           High Bid             1 5/16              2 3/8                 4 3/4               4 7/8
                           Low Bid              1                     3/4                 1 1/4               2
                           1994
                           ------------------------------------------------------------------------------------------
                           Quarter                1st                 2nd                   3rd                 4th
                           ------------------------------------------------------------------------------------------
                           High Bid             1                     3/4                 1 3/8               1 3/8
                           Low Bid                1/2                 3/8                   1/8                 5/8
Preferred:
                           1996
                           ---------------------------------------------------------------------
                           Quarter                1st                 2nd                   3rd
                           ---------------------------------------------------------------------
                           High Bid             4 1/8               3                     3
                           Low Bid              2 5/8               2 5/8                 2 5/8
                           1995
                           ------------------------------------------------------------------------------------------
                           Quarter                1st                 2nd                   3rd                 4th
                           ------------------------------------------------------------------------------------------
                           High Bid             1 3/4               2 1/4                 4 3/4               4 7/8
                           Low Bid              1 1/8                 3/4                 1 1/2               2
                           1994
                           ------------------------------------------------------------------------------------------
                           Quarter                1st                 2nd                   3rd                 4th
                           ------------------------------------------------------------------------------------------
                           High Bid             1 1/8                 3/4                 1 5/8               1 3/4
                           Low Bid                1/2                 7/16                  1/4                 5/8


         (d)      This statement is being filed on behalf of the Issuer.

Item 2.  Source and Amount of Funds or Other Consideration.

         (a) No funds will be used in connection with the Exchange Offer since the offer solely involves the exchange of Common Stock for Preferred Stock. The Company will incur minor expenses, such as printing, mailing, telephone charges, etc. in connection with the Exchange Offer.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         The purpose of the Exchange Offer is to reduce or eliminate substantially the number of shares of Preferred Stock outstanding and thereby reduce or eliminate the need to pay dividends, both future and accumulated but unpaid, on Preferred shares prior to the payment of any dividend on Common shares. The accumulated dividend as of November 15, 1996 is $0.9103 per Preferred share. The Issuer has not been and does not expect for the foreseeable future to be in a position to make payment of Preferred dividends or of the arrearages on Preferred dividends.

         Management believes that the reduction or elimination of the Preferred Stock resulting from the Exchange Offer and its preferential and accrued dividends gives many advantages and benefits to the holders of the Company's Common and Preferred Stock. The reasons for this belief include, but are not limited to, the following:

         1)  Elimination  or reduction of the Preferred  Stock will increase the
Company's   ability  to  obtain  capital;   simplify  its  financial   statement
presentation; and potentially increase the value of its Common shares.

         2) Upon completion of the Exchange Offer, the addition in the number of outstanding Common shares would increase the liquidity of these shares, potentially resulting in an increase in trading volume and a greater stability in pricing of the Common shares in the marketplace.

         3) The book value per Common share will increase to $0.79 per Common share compared to $(0.04) per Common share prior to the Exchange Offer, an increase of $0.83 per Common share.

         4) Completion of the Exchange Offer will eliminate or greatly reduce the existing Preferred dividend arrearage of approximately $762,000 as well as a major continuing claim on the Company's future cash for Preferred dividends, currently about $44,000 per quarter, or $176,000 per year.

         5) The Preferred shareholders will gain voting rights by exchanging their Preferred shares for Common shares.

         6) The Company's shareholder-related expenses would be reduced with only one class of stock outstanding.

         7) Management is of the opinion that the Exchange Offer would improve the Company's ability to raise capital by issuing new Common shares, simplify the Company's accounting presentation and increase the value of Common shares.

         The Company intends to retire all of the Preferred shares which it acquires in connection with the Exchange Offer, and return them to the status of authorised but unissued shares. The Company has no present intention to reissue them, but reserves the right to do so in the future. The Company does not have any plans or proposals which relate to or which would result in the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer, any extraordinary corporate transaction, any sale or transfer of a material amount of assets of the Issuer, any change in the present Board of Directors or management of the Issuer, any material change in the present dividend rate or policy, except as described above, any material change in the Company's corporate structure or business, except as described above, any change in the Issuer's corporate Charter or By-Laws or instruments corresponding thereto or any other action which may impede the action or control by any person or the structure of the Issuer's obligation to file reports pursuant to Section
(d) of the Act. The Issuer anticipates that if the Exchange Offer is successful, the Preferred shares will cease to be listed and will not be quoted on any inter-dealer quotation system of any registered national securities association.

Item 4.  Interest in Securities of the Issuer.

         The Issuer is not aware of any transaction in the Preferred shares that was effected during the past 40 business days by the Issuer or by any executive officer or director of the Issuer, any person controlling the Issuer or any executive officer or director of any corporation ultimately in control of the Issuer.

Item 5.  Contracts, Arrangements, Understandings or Relationships
           With Respect to the Issuer's Securities.

         The Issuer is not aware of any contracts, arrangements, understandings or relationships relating directly or indirectly to the Exchange Offer, whether or not legally enforceable, between the Issuer and any person with respect to any securities of the Issuer.

Item 6.  Persons Retained, Employed or to be Compensated.

         The Issuer has not employed or retained and does not intend to compensate any person to make solicitations or recommendations in connection with the Exchange Offer, except that the Issuer has engaged Morrow & Co., Inc., 909 Third Avenue, New York, NY 10022 , for a fee estimated to be approximately $5,000 plus out-of-pocket expenses for the purpose of assisting in distribution of an Offering Circular with respect to the proposed Exchange Offer and responding to requests for information regarding procedures for acceptance of the Exchange Offer.

Item 7.  Financial Information.

         Annexed hereto are the following:

1. Audited Financial Statements for the two fiscal years required to be filed with the Issuer's most recent Annual Report, i.e., as of and for the fiscal years ended December 31, 1994 and 1995, incorporated herein by reference.

2. Unaudited Balance Sheets and Comparative Year-to-Date Income Statements and Statements of Cash Flows and Related Earnings per share amounts required to be included in the Issuer's quarterly report for the quarter and nine months ended September 30, 1996 pursuant to the Act, incorporated herein by reference.

3. The attached table sets forth certain financial information with respect to the Issuer:

               (a) Ratio of earnings to fixed charges for the two most recent fiscal years and for the interim periods.

               (b) Book value per Common share as of the most recent fiscal year and as of the latest Interim Balance Sheet.

               (c) Pro forma data reflecting the effect of the Exchange Offer on

                    (1) the Issuer's  balance  sheet as of December 31, 1995 and
               September 30, 1996, and

                    (2) the  Issuer's  statements  of  operations,  earnings per share amount and ratio of earnings to fixed charges for the year ended December 31, 1995 and for the quarter and nine months ended September 30, 1996.

Item 8.  Additional Information.

         (a)      None

         (b)      None

         (c)      None

         (d)      None

         (e)      None

Item 9.  Exhibits.

         (a)      1. Offering Circular dated  November 15, 1996
                  2. Letter of Transmittal
                  3. Letter to holders of Common shares
                  4. Letter to holders of Preferred shares
                  5. Notice of Guaranteed Delivery

         (b)      None

         (c)      None

         (d)      None

         (e)      None

         (f)      None

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                           November 15, 1996
                                           -----------------
                                                 (Date)


                                       /s/Louis V. Aronson, II
                                          --------------------
                                          Louis V. Aronson, II.
                                          President and Chief Executive Officer
                                                 (Name and Title)

                          ANNEXED FINANCIAL INFORMATION


RATIO OF EARNINGS TO FIXED CHARGES

                                                     ACTUAL           PRO FORMA
                                                     ------           ---------
        Fiscal year ended December 31,

              1995                                  2.11 to 1          2.77 to 1

              1994                                  2.06 to 1

        Nine months ended September 30,

              1996                                  1.01 to 1          1.24 to 1

              1995                                  2.89 to 1

BOOK VALUE PER COMMON SHARE

        As of December 31, 1995                      $(0.26)             $0.64

        As of September 30, 1996                     $(0.04)             $0.79


                                  RONSON CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES

                                          CONSOLIDATED PRO FORMA BALANCE SHEETS

                                                 AS OF DECEMBER 31, 1995

                                                  Dollars in thousands


                                               ASSETS                                         AS                 PRO
                                                                                            REPORTED             FORMA
                                                                                            --------             -----
CURRENT ASSETS:
Cash ...........................................................................            $    64             $    64
Accounts receivable, less allowances for doubtful accounts of $86 ..............              1,940               1,940

Inventories:
        Finished goods .........................................................              5,501               5,501
        Work in process ........................................................                177                 177
        Raw materials ..........................................................                700                 700
                                                                                            -------             -------
                                                                                              6,378               6,378
Other current assets ...........................................................                783                 783

Current assets of discontinued operations ......................................                187                 187
                                                                                            -------             -------
        TOTAL CURRENT ASSETS ...................................................              9,352               9,352

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land ...........................................................................                 19                  19
Buildings and improvements .....................................................              3,477               3,477
Machinery and equipment ........................................................              2,995               2,995
Construction in progress .......................................................                 45                  45
                                                                                            -------             -------
                                                                                              6,536               6,536

Less accumulated depreciation and amortization .................................              4,370               4,370
                                                                                            -------             -------
                                                                                              2,166               2,166

INTANGIBLE PENSION ASSETS ......................................................                419                 419

OTHER ASSETS ...................................................................                764                 764

OTHER ASSETS OF DISCONTINUED OPERATIONS ........................................                702                 702
                                                                                            -------             -------
                                                                                            $13,403             $13,403
                                                                                            =======             =======


                                        RONSON CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES
                                                CONSOLIDATED PRO FORMA BALANCE SHEETS
                                                       AS OF DECEMBER 31, 1995
                                              Dollars in thousands (except share data)


                                LIABILITIES AND STOCKHOLDERS' EQUITY                                      AS                   PRO
                                                                                                       REPORTED               FORMA
                                                                                                       --------               -----
CURRENT LIABILITIES:
Short-term debt ..........................................................................               $4,472              $4,472
Current portion of long-term debt ........................................................                  211                 211
Current portion of lease obligations .....................................................                   40                  40
Current portion of pension obligations ...................................................                  280                 280
Accounts payable .........................................................................                1,428               1,428
Accrued expenses .........................................................................                1,750               1,750
Current liabilities of discontinued operations ...........................................                  993                 993
                                                                                                         ------              ------
        TOTAL CURRENT LIABILITIES ........................................................                9,174               9,174

LONG-TERM DEBT ...........................................................................                1,728               1,728
LONG-TERM LEASE OBLIGATIONS ..............................................................                   37                  37
PENSION OBLIGATIONS ......................................................................                  287                 287
OTHER LONG-TERM LIABILITIES ..............................................................                   78                  78
LONG-TERM LIABILITIES OF DISCONTINUED OPERATIONS .........................................                   65                  65

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred Stock, no par value, authorized 5,000,000 shares:
12% cumulative convertible, $.01 stated value, outstanding
As Reported, 847,308 and Pro Forma, none .................................................                    8                 --
Common Stock, par value $1                                            AS               PRO
                                                                    REPORTED          FORMA
                                                                    --------          -----
  Authorized shares.................................              11,848,106       11,848,106
  Reserved shares...................................                 917,374           70,066
  Issued (including treasury).......................               1,820,893        3,261,317             1,821               3,261
Additional paid-in capital................................................................               30,308              28,876
Accumulated deficit.......................................................................              (27,081)            (27,081)
Unrecognized net loss on pension plans....................................................               (1,403)             (1,403)
Cumulative foreign currency translation adjustment........................................                  (26)                (26)
                                                                                                         ------              ------
                                                                                                          3,627               3,627
Less cost of treasury shares, 62,087 Common shares........................................                1,593               1,593
                                                                                                         ------              ------
        TOTAL STOCKHOLDERS' EQUITY........................................................                2,034               2,034
                                                                                                         ------              ------
                                                                                                        $13,403             $13,403
                                                                                                        =======             =======

              RONSON CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES

                  CONSOLIDATED PRO FORMA STATEMENTS OF EARNINGS

                           YEAR ENDED DECEMBER 31,1995

                  Dollars in thousands (except per share data)


                                                              AS          PRO
                                                            REPORTED      FORMA
                                                            --------      -----
NET SALES ..............................................   $ 26,953    $ 26,953
                                                           --------    --------
Cost and expenses:
        Cost of sales ..................................     18,416      18,416
        Selling, shipping and advertising ..............      3,340       3,340
        General and administrative .....................      3,141       3,141
        Depreciation and amortization ..................        344         344
                                                           --------    --------
                                                             25,241      25,241
                                                           --------    --------

EARNINGS FROM CONTINUING OPERATIONS
        BEFORE INTEREST AND OTHER ITEMS ................      1,712       1,712

Other expense:
        Interest expense ...............................        541         541
        Other - net ....................................        168         168
                                                           --------    --------
                                                                709         709
                                                           --------    --------

EARNINGS FROM CONTINUING
        OPERATIONS BEFORE INCOME TAXES .................      1,003       1,003

Income tax benefits - net ..............................        497         497
                                                           --------    --------
EARNINGS FROM CONTINUING OPERATIONS ....................      1,500       1,500



Loss from discontinued operations (net of applicable
        deferred income tax benefit of $110) ...........       (860)       (860)
                                                           --------    --------
NET EARNINGS ...........................................   $    640    $    640
                                                           ========    ========


                                  (continued)


              RONSON CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES

                  CONSOLIDATED PRO FORMA STATEMENTS OF EARNINGS

                           YEAR ENDED DECEMBER 31,1995

                  Dollars in thousands (except per share data)

                                  (continued)


                                                              AS          PRO
                                                            REPORTED      FORMA
                                                            --------      -----

EARNINGS (LOSS) PER COMMON SHARE:
Assuming no dilution:
        Earnings from continuing operations ............   $   0.77    $   0.47
        Loss from discontinued operations ..............      (0.50)      (0.27)
                                                           --------    --------
        Net earnings ...................................   $   0.27    $   0.20
                                                           ========    ========

Assuming full dilution:
        Earnings from continuing operations ............   $   0.58         N/A
        Loss from discontinued operations ..............      (0.33)        N/A
                                                           --------    --------
        Net earnings ...................................   $   0.25         N/A
                                                           ========    ========

                 RONSON CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES

                         CONSOLIDATED PRO FORMA BALANCE SHEETS

                               AS OF SEPTEMBER 30, 1996

                                 Dollars in thousands


                         ASSETS
                                                                         AS       PRO
                                                                      REPORTED   FORMA
                                                                      --------   -----
CURRENT ASSETS:
Cash .............................................................   $    57   $    57
Accounts receivable, less allowances for doubtful accounts of $103     1,899     1,899
Inventories:
        Finished goods ...........................................     6,078     6,078
        Work in process ..........................................        93        93
        Raw materials ............................................       776       776
                                                                     -------   -------
                                                                       6,947     6,947
Other current assets .............................................     1,182     1,182
                                                                     -------   -------
        TOTAL CURRENT ASSETS .....................................    10,085    10,085

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land .............................................................        19        19
Buildings and improvements .......................................     3,605     3,605
Machinery and equipment ..........................................     3,357     3,357
Construction in progress .........................................        55        55
                                                                     -------   -------
                                                                       7,036     7,036

Less accumulated depreciation and amortization ...................     4,564     4,564
                                                                     -------   -------
                                                                       2,472     2,472

INTANGIBLE PENSION ASSETS ........................................       375       375

OTHER ASSETS .....................................................       795       795

OTHER ASSETS OF DISCONTINUED OPERATIONS ..........................       702       702
                                                                     -------   -------
                                                                     $14,429   $14,429
                                                                     =======   =======

                                        RONSON CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES
                                                CONSOLIDATED PRO FORMA BALANCE SHEETS
                                                      AS OF SEPTEMBER 30, 1996
                                              Dollars in thousands (except share data)


                                LIABILITIES AND STOCKHOLDERS' EQUITY                                         AS                PRO
                                                                                                          REPORTED            FORMA
                                                                                                          --------            -----
CURRENT LIABILITIES:
Short-term debt ..............................................................................            $ 4,733          $ 4,733
Current portion of long-term debt and leases .................................................                573              573
Accounts payable .............................................................................              1,920            1,920
Accrued expenses .............................................................................              2,008            2,008
Current liabilities of discontinued operations ...............................................                738              738
                                                                                                          -------          -------
        TOTAL CURRENT LIABILITIES ............................................................              9,972            9,972

LONG-TERM DEBT ...............................................................................              1,301            1,301

PENSION OBLIGATIONS ..........................................................................                249              249

OTHER LONG-TERM LIABILITIES ..................................................................                345              345

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred Stock, no par value, authorized 5,000,000 shares:
        12% cumulative convertible, $.01 stated value, outstanding
        As Reported, 837,595 and Pro Forma, none .............................................                  8             --

Common Stock, par value $1
                                                                       AS                PRO
                                                                    REPORTED            FORMA
                                                                    --------            -----
  Authorized shares ......................................        11,848,106         11,848,106
  Reserved shares ........................................           944,195            106,600
  Issued (including treasury) ............................         1,863,939          3,287,851             1,864            3,288

Additional paid-in capital ...................................................................             30,345           28,929
Accumulated deficit ..........................................................................            (26,721)         (26,721)
Unrecognized net loss on pension plans .......................................................             (1,309)          (1,309)
Cumulative foreign currency translation adjustment ...........................................                (31)             (31)
                                                                                                          -------          -------
                                                                                                            4,156            4,156
Less cost of treasury shares, 62,105 Common shares ...........................................              1,594            1,594
                                                                                                          -------          -------
        TOTAL STOCKHOLDERS' EQUITY ...........................................................              2,562            2,562
                                                                                                          -------          -------
                                                                                                          $14,429          $14,429
                                                                                                          =======          =======

              RONSON CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES

                  CONSOLIDATED PRO FORMA STATEMENTS OF EARNINGS

                      NINE MONTHS ENDED SEPTEMBER 30, 1996

                  Dollars in thousands (except per share data)


                                                              AS           PRO
                                                           REPORTED       FORMA
                                                           --------       -----
NET SALES ..........................................       $18,182       $18,182
                                                           -------       -------
Cost and expenses:
        Cost of sales ..............................        11,560        11,560
        Selling, shipping and advertising ..........         2,617         2,617
        General and administrative .................         2,487         2,487
        Depreciation and amortization ..............           275           275
                                                           -------       -------
                                                            16,939        16,939
                                                           -------       -------
EARNINGS BEFORE INTEREST AND OTHER ITEMS ...........         1,243         1,243
                                                           -------       -------
Other expense:
        Interest expense ...........................           581           581
        Non-recurring charge .......................           434           434
        Other-net ..................................            89            89
                                                           -------       -------
                                                             1,104         1,104
                                                           -------       -------

EARNINGS BEFORE INCOME TAXES .......................           139           139

Income tax benefits - net ..........................           221           221
                                                           -------       -------

NET EARNINGS .......................................       $   360       $   360
                                                           =======       =======
EARNINGS PER COMMON SHARE:

        Assuming no dilution .......................       $  0.13       $  0.11
                                                           =======       =======

        Assuming full dilution .....................       $  0.13           N/A
                                                           =======       =======



                               RONSON CORPORATION
                                OFFER TO EXCHANGE
                                  Common Stock
                                       for

              12% Cumulative Convertible Preferred Stock at a ratio of 1.7 shares of Common Stock for each share of Preferred Stock


THE EXCHANGE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:OO P.M., NEW YORK CITY TIME, ON DECEMBER 16, 1996, UNLESS EXTENDED.


         Ronson Corporation (the "Company") hereby offers, upon the terms and subject to the conditions set forth in this Offering Circular (the "Circular") and in the accompanying Letter of Transmittal (the "Letter of Transmittal", which together with this Circular, constitute the "Exchange Offer"), to exchange up to 1,423,912 aggregate shares of its Common Stock for all of the 837,595 issued and outstanding shares of its 12% Cumulative Convertible Preferred Stock, no par value (the "Preferred Stock").

         For each share of Preferred Stock so exchanged,  the Company will issue
1.7 shares of Common Stock. Fractional shares or scrip will not be issued. Payment for fractional shares will be based on the price of the Common shares as of the date of first acceptance of shares tendered. No payment will be made on account of any outstanding dividend arrearage on Preferred shares exchanged. Thus, as part of the exchange, each accepting Preferred shareholder will relinquish, in addition to shares of Preferred Stock, the right to receive all accumulated and unpaid dividends, which amounts to about $0.9103 per share as of the date of this Circular. The precise amount of dividends being relinquished will depend on the date of first acceptance by the Company of shares of Preferred Stock tendered in the Exchange Offer.

         The Exchange Offer is intended to provide an economic incentive to the Preferred shareholders to exchange their Preferred shares for Common shares. In the absence of the Exchange Offer, upon conversion of a Preferred share, a Preferred shareholder would receive one share of Common Stock. If the Company redeemed shares of Preferred Stock, a Preferred shareholder would receive a cash redemption price of $2.25, plus all unpaid dividend arrearages on the Preferred shares (totaling $3.1603 as of the date of this Circular). The Company believes the Exchange Offer will enable the holders of Preferred shares to obtain, for each Preferred share, a value exceeding the market price of the Preferred shares prior to the announcement of the Exchange Offer, and exceeding the per share cash redemption price plus all unpaid dividend arrearages.

         The Exchange Offer is conditioned on the receipt of tenders of a minimum of 550,000 Preferred shares out of the total of 837,595 Preferred shares outstanding. Of the total outstanding Preferred shares, a total of 219,070 are owned by Directors and officers of the Company, each of whom has stated that they will tender their shares in accordance with the Exchange Offer. The Ronson Corporation Retirement Plan, the Company's primary pension plan, which holds 91,487 shares of Preferred Stock, is restricted from accepting the Exchange Offer at this time, due to constraints imposed by the Employee Retirement Income Security Act. The Company intends to make an application to the United States Department of Labor ("DOL") to permit the plan to participate in the Exchange Offer. The Company retains the right to accept all Preferred shares tendered if the minimum number of shares is not reached. See "The Exchange Offer - Terms of the Exchange Offer" p.22. The Exchange Offer is also subject to certain additional conditions. See "The Exchange Offer - Conditions of the Exchange Offer" p.31.

         Subject to the terms and conditions of the Exchange Offer, the Company will accept for exchange all shares of Preferred Stock validly tendered prior to 5:00 p.m., New York City time, on December 16, 1996 or, if the Exchange Offer is extended by the Company, the latest time and date to which it is extended. Tenders are irrevocable, except that shares of Preferred Stock tendered and not accepted for exchange may be withdrawn at any time after 40 business days from the date of this Circular. The Company reserves the right to waive the minimum share condition and accept all shares tendered. A holder of shares of Preferred Stock who desires to tender such shares and whose certificates for such shares are not immediately available, or who cannot comply in a timely manner with the procedure for book-entry transfer, may tender such shares of the Preferred Stock by following the procedures for guaranteed delivery set forth in "The Exchange Offer - Guaranteed Delivery Procedures" p.27. For a description of the other terms of the Exchange Offer, see "The Exchange Offer" p.22.

        See "Comparison of Common Stock and Preferred Stock - Description of Preferred Stock" p.34, "Risk Factors" p.12, "Special Factors" p.35 and "The Exchange Offer - Certain Federal Income Tax Consequences" p.33 for a description of the principal terms of and certain significant considerations relating to the Exchange Offer and the Preferred Stock.

        FOR FEDERAL INCOME TAX PURPOSES, A PORTION OF THE CONSIDERATION RECEIVED IN THE EXCHANGE MAY BE TAXABLE, AS A DIVIDEND, TO THE EXTENT DESCRIBED IN DETAIL IN "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" p.33.

        THE COMPANY, ITS BOARD OF DIRECTORS AND ITS EXECUTIVE OFFICERS MAKE NO RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD EXCHANGE ANY OR ALL OF SUCH SHAREHOLDER'S SHARES OF THE PREFERRED STOCK PURSUANT TO THE EXCHANGE OFFER. THE COMPANY'S DIRECTORS AND OFFICERS HAVE STATED THEIR INTENTION TO TENDER THEIR SHARES SUBJECT TO THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER. SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO EXCHANGE THEIR SHARES OF THE PREFERRED STOCK.

        The date of this Circular is November 15, 1996.

        The shares of the Preferred Stock and Common Stock are listed on the Nasdaq SmallCap Market. On November 12, 1996, three trading days prior to the commencement of the Exchange Offer, the reported price of the shares of the Preferred Stock as reported on the Nasdaq SmallCap Market was $2.00 per share. Holders of shares of the Preferred Stock are urged to obtain current market quotations.

        Morrow & Co., Inc. (the "Information Agent") is acting as Information Agent in connection with the Exchange Offer. Questions and requests for assistance may be directed to the Information Agent, as set forth on the back cover of this Circular. Requests for copies of this Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent.

        No person has been authorized to make any recommendation on behalf of the Company as to whether shareholders should tender or refrain from tendering the shares of the Preferred Stock pursuant to the Exchange Offer, other than those contained in this Circular or in the Letter of Transmittal. If given or made, such information or representation may not be relied upon as having been authorized by the Company.

        The Company is not aware of any jurisdiction in which the making of the Exchange Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction in which the making of the Exchange Offer would not be in compliance with applicable law, the Company will make a good faith effort to comply with such law. If, after a good faith effort, the Company cannot comply with any such law, the Exchange Offer will not be made to (nor will tenders be accepted from or on behalf of) holders residing in such jurisdictions. In any jurisdiction where the securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer will be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

        Neither the delivery of this Circular nor any exchange made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in the affairs of the Company since the date hereof.

                                TABLE OF CONTENTS
                                                                          Page
                                                                          ----


   Available Information                                                   5

   Incorporation of Certain Documents by Reference                         5

   Offering Circular Summary                                               6

   Description of Business                                                 9

   Risk Factors                                                           12

   Financial Information                                                  14

   The Exchange Offer                                                     22

   Comparison of Common Stock and Preferred Stock                         34

   Special Factors                                                        35

   Market and Trading Information                                         37

   Transactions and Arrangements Concerning
         the Shares of the Preferred Stock                                38

   Exchange Agent and Information Agent                                   39

   Appendix A. Ronson's Annual Report on Form 10-K for the
         fiscal year ended December 31, 1995                             A-1

   Appendix B. Ronson's Quarterly Report on Form 10-Q for the
         quarter and nine months ended September 30, 1996                B-1

                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission ("Commission") an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4", which term shall encompass all amendments, exhibits, annexes and schedules thereto), under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, which includes certain additional information relating to the Exchange Offer. This Circular does not contain all the information set forth in the Schedule 13E-4, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Circular as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

        THIS OFFERING CIRCULAR HAS BEEN PREPARED SOLELY FOR, AND SHOULD BE USED ONLY IN CONNECTION WITH, THE EXCHANGE OFFER DESCRIBED HEREIN IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE "SECURITIES ACT") AFFORDED BY SECTION 3(A)(9) THEREOF. THE COMPANY, THEREFORE, WILL NOT PAY ANY COMMISSION OR OTHER REMUNERATION TO ANY BROKER, DEALER, SALESMAN OR OTHER PERSON FOR SOLICITING THE EXCHANGE OF ANY SHAREHOLDER'S SHARES OF PREFERRED STOCK PURSUANT TO THE EXCHANGE OFFER. THE COMPANY HAS NO ARRANGEMENT OR UNDERSTANDING WITH ANY BROKER, SALESMAN OR OTHER PERSON TO SOLICIT TENDERS OF PREFERRED SHARES.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Company's Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 Form 10-K"), and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (the "Form 10-Q"), filed by the Company with the Commission pursuant to the Exchange Act, are attached to this Circular as Appendices A and B, respectively, and are incorporated herein by this reference.

        Any documents filed by the Company pursuant to Sections 13(a) and (c) and 14 of the Exchange Act after the date of this Circular and prior to the Expiration Time shall be deemed to be incorporated by reference into this Circular and to be made a part hereof. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

        The Company undertakes to provide, without charge, to each person to whom this Circular is delivered, upon the written or oral request of any such person, a copy of any or all of the documents, other than the documents that are attached as Appendices to this Circular, that have been incorporated in this Circular by reference (but excluding the exhibits to any such incorporated documents). Any such requests should be directed to Morrow & Co., Inc., telephone 1-800-566-9058.

                            OFFERING CIRCULAR SUMMARY

        The following summary does not purport to be complete and is qualified in its entirety by the detailed information appearing elsewhere in this Circular or by documents incorporated by reference into the Circular. Capitalized terms used herein have the respective meanings ascribed to them elsewhere in this Circular.

SUMMARY OF THE EXCHANGE OFFER


The Company

The Company was incorporated in 1928 and is engaged principally in the businesses of manufacturing and selling consumer products and in aviation operations and services. The consumer products business, Ronson Consumer Products Corporation in Woodbridge, New Jersey, and Ronson Corporation of Canada, Ltd., in Mississauga, Ontario, Canada, includes lighters, lighter fluid, flints and other products which are distributed by Ronson throughout the United States, Canada and Mexico. The Company's aviation services business, Ronson Aviation, Inc., provides general aviation services out of Trenton-Mercer Airport, Trenton, New Jersey.

Terms of the Exchange Offer

The Preferred shareholders are being offered the opportunity to exchange each of their shares of Preferred Stock for 1.7 shares of Common Stock in the Exchange Offer. In the absence of the Exchange Offer, upon conversion of a share of Preferred Stock, a Preferred shareholder currently would receive one share of Common Stock. See "The Exchange Offer - Terms of the Exchange Offer" p.22.

Purpose and Effect of the Exchange Offer

The Exchange Offer will enable holders of Preferred Stock to obtain value (based on the Nasdaq SmallCap Market close on November 12, 1996) exceeding both the market price of the Preferred Stock prior to the announcement of the Exchange Offer and the amount of the per share cash redemption value plus unpaid dividend arrearages ($3.1603) as of November 15, 1996 on the Preferred Stock. They will also receive more shares of Common Stock than they would have received if they converted their shares of Preferred Stock into Common Stock. See "The Exchange Offer - Purpose and Effect of the Exchange Offer" p.22. The Exchange Ratio was determined by the Board of Directors in order to provide an economic incentive to the Preferred shareholders to exchange their shares of Preferred Stock for shares of Common Stock. The Board also considered, among other things, the relative trading ranges of the Common Stock and the Preferred Stock preceding the date of determination. The Company believes the Exchange Offer will enhance the Company's financial position and ability to capitalize on opportunities for continued growth.

The principal effects of acceptance of the Exchange Offer, among other things, are that the tendering Preferred shareholders:

(a) will currently receive 1.7 shares of Common Stock upon exchange of a share of Preferred Stock as compared to, upon conversion, one share of Common Stock, subject to future adjustments for certain other events, but

(b) will relinquish all of the existing rights and preferences of the Preferred Stock exchanged in the Exchange Offer, including but not limited to, (i) the right to cumulative dividends, if and when paid, at the rate of $0.21 per Preferred share per annum, (ii) the right, upon conversion, to receive for each Preferred share converted, one share of Common Stock, subject to future adjustments for certain other events, and (iii) a liquidation preference of $1.75 per Preferred share (plus accumulated and unpaid dividends thereon). See "Comparison of Common Stock and Preferred Stock--Description of Preferred Stock" p.34.

Acceptance Not Mandatory

Preferred shareholders are free to exchange or not exchange their shares of Preferred Stock for shares of Common Stock in the Exchange Offer and may tender all of their Preferred Stock by properly completing and delivering a Letter of Transmittal, together with their Preferred shares, to the Exchange Agent. No vote of the Preferred shareholders is required in connection with the Exchange Offer.

Intention of Directors and Officers

The Company's Directors and officers have stated their intention to tender their shares of Preferred Stock subject to the terms and conditions of the Exchange Offer. The Ronson Corporation Retirement Plan, the Company's primary pension plan, which holds 91,487 shares of Preferred Stock is restricted from accepting the Exchange Offer at this time, due to constraints imposed by the Employee Retirement Income Security Act. The Company intends to make an application to the United States Department of Labor ("DOL") to permit the plan to participate in the Exchange Offer. Shareholders must make their own decisions whether to exchange their shares of the Preferred Stock.

Possible Negative Consequences of Not Tendering

(a) There can be no assurance that the Company will reinstate the dividends or pay any dividend arrearages on any remaining Preferred Stock after completion of the Exchange Offer. See "The Summary - Acceptance Not Mandatory" p.7 and "The Exchange Offer - Procedure for Tendering" p.25.

(b) The exchange of shares of the Preferred Stock pursuant to the Exchange Offer will reduce the number of shares of the Preferred Stock that might otherwise trade publicly and the number of holders of such shares, and depending on the number of shares exchanged, could adversely affect the liquidity and market value of remaining shares held by the public. See "Risk Factors - Listing and Trading of Common Stock and Preferred Stock" p.13.

(c) Due to the number of shares of Preferred Stock exchanged pursuant to the Exchange Offer, the Preferred Stock may no longer meet the requirements of the NASD for continued listing and may no longer continue to be registered under the Exchange Act. As a result, the market for the Preferred Stock could be adversely affected. See "Risk Factors - Listing and Trading of Common Stock and Preferred Stock" p.13.

(d) Any shares of Preferred Stock remaining outstanding after the Exchange Offer has expired will continue to be redeemable at the option of the Company. See "Description of Preferred Stock Redemption Rights" p.34.

Procedure for Exchanging Preferred Stock

For a Preferred shareholder to exchange his or her shares of Preferred Stock for shares of Common Stock pursuant to the Exchange Offer, the shares hereby being exchanged, together with a properly completed and duly executed Letter of Transmittal, any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received on or prior to the Expiration Time by the Exchange Agent at one of the addresses set forth on the back cover of this Circular. No alternative, conditional, contingent or partial tenders will be accepted. See "The Exchange Offer - Procedure for Tendering" p.25.

Withdrawal  Rights

Tenders are irrevocable, except that any Preferred Stock tendered pursuant to the Exchange Offer and not accepted for exchange by the Company, may be withdrawn at anytime after 12:00 Midnight, New York City time, on January 15, 1997 (such date and time being the expiration of 40 business days from the commencement of the Exchange Offer). See "The Exchange Offer - Expiration; Extension; Termination; Amendment; Withdrawal Rights and Conditions" p.23; and "The Exchange Offer - Withdrawal Rights" p.29.

Conditions of the Exchange Offer

The completion of the Exchange Offer is subject to certain conditions, including that at least 550,000 of the Preferred shares be validly tendered and not withdrawn prior to the Expiration Time. The Company retains the right to accept all Preferred shares tendered if the minimum number of shares is not reached. See "The Exchange Offer - Conditions of the Exchange Offer" p.31 and "The Exchange Offer - Expiration; Extension; Termination; Amendment; Withdrawal Rights and Conditions" p.23.

Expiration Time; Extension of the Exchange Offer

The Exchange Offer will expire at 5:00 p.m., New York City time, on December 16, 1996, unless extended by the Company (the "Expiration Time"), and is subject to prior termination, extension and amendment by the Company. See "The Exchange Offer - Expiration; Extension; Termination; Amendment; Withdrawal Rights and Conditions" p.23.

Certain Federal Income Tax Consequences

For Federal income tax purposes, a portion of the consideration received in the exchange may be taxable, as a dividend, to the extent described in detail in "The Exchange Offer - Certain Federal Income Tax Consequences" p.33. For a summary of certain Federal income tax consequences of the Exchange Offer, see "The Exchange Offer - Certain Federal Income Tax Consequences" p.33.

Market Price of Common Stock and Preferred Stock

The Common Stock and Preferred Stock are listed on the Nasdaq SmallCap Market. On November 12, 1996, three trading days prior to the announcement of the Exchange Offer, the closing sale prices per share of the Common Stock and Preferred Stock were $2.00 and $2.00, respectively. PREFERRED SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE COMMON STOCK AND THE PREFERRED STOCK. SEE "MARKET AND TRADING INFORMATION" p.37.

No  Brokerage  or Other Fees

Tendering holders will not be obligated to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal with respect to special issuance instructions, transfer taxes with respect to the exchange of shares of Preferred Stock pursuant to the Exchange Offer. Tendering holders whose shares are held by a broker, dealer, bank or trust company may, however, be charged a fee for services rendered in connection with the Exchange Offer.

                             DESCRIPTION OF BUSINESS

        The Company

        The Company was incorporated in 1928, and is engaged principally in the following businesses:

        1. Consumer Products; and

        2. Aviation-Fixed Wing Operations and Services and Helicopter Services.

        Consumer Products

        The Company's consumer packaged products, which are distributed in the United States by the Company's wholly owned subsidiary, Ronson Consumer Products Corporation ("RCPC"), include "Ronsonol" lighter fluid, "Multi-Fill" butane injectors, flints, wicks for lighters, a multi-use penetrant spray lubricant product under the trademark "Multi-Lube", a spot remover under the product trademark "Kleenol", and a surface protectant under the trademark "GlossTek". In addition, the Company's consumer packaged products are marketed in Canada through Ronson Corporation of Canada, Ltd. ("Ronson-Canada"), a wholly owned subsidiary of the Company. RCPC and Ronson-Canada together comprise Ronson Consumer Products. The Company also distributes its consumer products in Mexico.

        The consumer products are distributed through distributors, food brokers, automotive and hardware representatives and mass merchandisers, drug chains and convenience stores in the United States and Canada. Ronson Consumer Products is a principal supplier of packaged flints and lighter fuels in the United States, Canada and Mexico. These subsidiaries' consumer products face substantial competition from other nationally distributed products and from numerous local and private label packaged products. Since Ronson Consumer Products produces products in accordance with its sales forecasts, which are frequently reviewed and revised, inventory accumulation has not been a significant factor, and this segment does not have a significant order backlog. The sources and availability of raw materials for this segment's packaged products are not significant factors.

        Ronson Consumer Products also distributes three lighter products - the RONII refillable butane lighter, the Ronson liquid fuel windproof lighter, and the Ronson "Varaflame Ignitor", used for lighting fireplaces, barbecues, camping stoves and candles. The lighter products are marketed in the United States, Canada and Mexico, except that the windproof lighter is marketed only in the United States.

        On January 1, 1995, Ronson Consumer Products introduced a new lighter product, the RONII refillable butane lighter, in both the United States and Canada. The RONII is a pocket lighter that meets the new child resistant requirements issued by the Consumer Product Safety Commission. The RONII is manufactured for the Company in Spain and is sold through the Company's distribution channels. The RONII is priced competitively but has strong competition from several brands of disposable lighters and unbranded imports from China and other Far Eastern countries.

        The windproof lighter and Varaflame Ignitor are manufactured in Korea in accordance with the design specifications of the Company. The Company has the exclusive right to market these products in the United States, Canada and Mexico, and does so through its distribution channels. The windproof lighter faces strong competition and uses Ronson flints, wicks and Ronsonol lighter fuel. The Varaflame Ignitor is refillable with Ronson butane refills and is less expensive than most other refillable ignitors. The Varaflame Ignitor encounters strong competition from imported disposable ignitors.

        Aviation - Fixed Wing Operations And Services and Helicopter Services

        Ronson Aviation, Inc. ("Ronson Aviation"), a wholly owned subsidiary of the Company, headquartered at Trenton-Mercer Airport, Trenton, New Jersey, provides a wide range of general aviation services to the general public and to government agencies. Services include air charter, air cargo, cargo handling, avionics, management aviation services, flight training, new and used aircraft sales, aircraft repairs, aircraft fueling, storage and office rental. This subsidiary's facility is located on 18 acres, exclusive of four acres on which Ronson Aviation has a first right of refusal, and includes a 52,000 square foot hangar/office complex, two aircraft storage units ("T" hangars), and a 48,500 gallon fuel storage complex. In its passenger and cargo services, Ronson Aviation operates a total of 13 aircraft, including five twin-engine airplanes in charter operations and eight single-engine airplanes in the flight school and rental fleet. Ronson Aviation is an FAA approved repair station for major and minor airframe and engine repairs and an avionics repair station for repairs and installations. Ronson Aviation is an authorized Beech Aircraft and Parts Sales and Service Center; a dealer for the Grob trainer aircraft manufactured in Germany; a customer service facility for Bell Helicopter Textron; and is an authorized service center for Allison, Pratt & Whitney and Garrett engines.

        Ronson Aviation is subject to extensive competition in its air charter activities, but Ronson Aviation is the only provider of aviation services to the private, corporate and commercial flying public at Trenton-Mercer Airport in Trenton, New Jersey.

Recent Developments

        Prior to October 2, 1995, the Company's Common and Preferred shares were quoted by the National Association of Securities Dealers, Inc. ("NASD") through its Electronic Bulletin Board. On October 2, 1995, the Company's Common shares were listed on the Nasdaq SmallCap Market, and on December 1, 1995, the Company's Preferred shares were listed on the Nasdaq SmallCap Market. The Company's Common shares are quoted under the symbol RONC and the Preferred shares under the symbol RONCP.

        In December 1989, the Company adopted a plan to discontinue the operations of Ronson Metals Corporation ("Ronson Metals"), Newark, New Jersey, one of the Company's wholly owned subsidiaries. Ronson Metals had sizable losses in several years prior to 1987 with reduced losses continuing in 1987 through 1989. In 1990, operations ceased at Ronson Metals, and Ronson Metals began complying with the New Jersey Industrial Site Recovery Act ("ISRA"), formerly the New Jersey Environmental Clean-up Responsibility Act ("ECRA"), and all other applicable laws. As part of the plan to sell the properties of the Ronson Metals discontinued operations, Ronson Metals has also been involved in termination of its United States Nuclear Regulatory Commission ("NRC") license. Compliance with ISRA and NRC requirements has continued through 1995 and into 1996. Although the Company believes that it has accrued for all future costs, the full extent of the costs and time required is not determinable until additional testing and remediation, if any, has been completed and accepted by the New Jersey Department of Environmental Protection and the NRC.

        In October  1993,  the  Company  sold its  hydraulic  units  business in
Charlotte, North Carolina, to Kaiser Aerospace and Electronics Corporation ("Kaiser"). The sale of the assets and business of Ronson Hydraulic Units
Corporation ("Ronson Hydraulics"), Charlotte, North Carolina, was for approximately $11,300,000, including the assumption by Kaiser of certain liabilities. The sale resulted in a net gain to the Company of $3,916,000. The Company utilized a portion of the proceeds to repay its long-term debt to its former principal lender, Foothill Capital Corporation, of approximately
$5,000,000 in total. In January 1995, the Company obtained financing of $2,225,000 from Summit Bank, formerly known as United Jersey Bank, consisting of a $2,000,000 line of credit and a $225,000 term loan. In December 1995, Summit Bank granted the Company a mortgage loan in the amount of $1,300,000.

                                  RISK FACTORS

        In addition to other information in this Circular, the following risk factors should be considered carefully in evaluating the Company and its business before making any decision to exchange shares of Preferred Stock for shares of Common Stock.

        Loss of Rights and Privileges of Preferred Shareholders Who Exchange Their Shares in the Exchange Offer. As described below, a Preferred shareholder who exchanges all or a portion of his or her Preferred Stock for Common Stock will no longer own the Preferred Stock exchanged and, consequently, will no longer be entitled to any of the rights and privileges of the Preferred Stock, including but not limited to, the fixed cumulative dividends payable thereon, and the liquidation preference therefor, as follows:

               Loss of Cumulative Quarterly Dividend. Dividends on the Preferred Stock are payable at the rate of $0.21 per share per annum, quarterly, on the fifteenth day of January, April, July and October of each year, when, as and if declared by the Board of Directors. Dividends not paid accumulate daily and all accumulated dividends must be paid before any dividends are declared or paid on the Common Stock. By exchanging Preferred Stock as provided herein, the Preferred shareholders are waiving their rights to receive any accumulated and unpaid dividends on the Preferred Stock ($0.9103 per Preferred share as of November 15,
        1996). The Board of Directors has not declared a dividend on Preferred shares since April 15, 1994, and since that date dividends on the Preferred shares have accumulated. There can be no assurance that the Company will reinstate the dividends or pay any dividend arrearages on any remaining Preferred Stock after completion of the Exchange Offer.

               Loss of Liquidation Preference. Upon liquidation, dissolution or winding up of the Company, holders of Preferred Stock are entitled to receive liquidation distributions equivalent to $1.75 per share (plus accumulated and unpaid dividends) before any distribution to holders of the Common Stock or any capital stock ranking junior to the Preferred Stock. See "Comparison of Common Stock and Preferred Stock-Description of Preferred Stock" p.34. By exchanging their Preferred Stock for Common Stock as provided herein, the Preferred shareholders will relinquish their right to such liquidation preference.

        Right of Redemption. The Company has the right to redeem outstanding shares of Preferred Stock, on thirty days notice, at a price of $2.25 per share plus accrued dividends ($3.1603 per share as of November 15, 1996). Shares not exchanged pursuant to the Exchange Offer will continue to be subject to such right of redemption.

        No Dividends on Common Stock. The Company has not paid any dividends on its Common Stock since 1975, and does not expect to pay any dividends on its Common Stock in the foreseeable future. See "The Exchange Offer - Dividends on Common Shares" p.23.

        Certain Legal Matters;  Regulatory and Foreign  Approvals;  No Appraisal
Rights. The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its exchange of shares of the Preferred Stock for Common Stock as contemplated in the Exchange Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's exchange of shares of the Preferred Stock pursuant to the Exchange Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it should delay the acceptance of shares of the Preferred Stock tendered pursuant to the Exchange Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained, or would be obtained without substantial conditions, or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company intends to make all required filings under the Exchange Act.

        There is no shareholder vote required in connection with the Exchange Offer.

        No appraisal rights are available to holders of shares of the Preferred Stock in connection with the Exchange Offer.

         Certain Federal Income Tax Consequences. For Federal income tax purposes, a portion of the consideration received in the exchange may be taxable, as a dividend, to the extent described in detail in "The Exchange Offer-Certain Federal Income Tax Consequences" p.33.

        Listing and Trading of Common Stock and Preferred Stock. The exchange of shares of the Preferred Stock pursuant to the Exchange Offer will reduce the number of shares of the Preferred Stock that might otherwise trade publicly and the number of holders of such shares, and depending on the number of shares exchanged, could adversely affect the liquidity and market value of remaining shares held by the public.

        Due to the reduced number of shares of the Preferred Stock exchanged pursuant to the Exchange Offer, the Preferred Stock may no longer meet the requirements of the NASD for continued listing. If, as a result of the exchange of shares of the Preferred Stock pursuant to the Exchange Offer or otherwise, the shares of the Preferred Stock no longer meet the requirements of the NASD for continued listing and the listing of the shares of the Preferred Stock is discontinued, the market for the Preferred Stock could be adversely affected.

        The Preferred Stock is currently registered under the Exchange Act. Registration of the Preferred Stock may be terminated upon application of the Company to the Commission pursuant to Section 12(g)(4) of the Exchange Act if the shares of the Preferred Stock are neither held by 300 or more holders of record nor listed on a national securities exchange. Termination of registration of the Preferred Stock under the Exchange Act would substantially reduce the information required to be furnished by the Company to the holders of shares of Preferred Stock (although the Company would, among other things, remain subject to the reporting obligations under the Exchange Act as a result of its other outstanding securities) and would make certain provisions of the Exchange Act, such as the requirements of Rule 13e-3 thereunder with respect to "going private" transactions, no longer applicable in respect of the Preferred Stock.

                              FINANCIAL INFORMATION

         Annexed hereto are the following:

         Appendix A. Ronson's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

         Appendix B. Ronson's Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 1996.

         The following table sets forth certain financial information with respect to the Company:

            (a) Ratio of earnings to fixed charges for the two most recent fiscal years and for the interim periods.

            (b) Book value per Common share as of the most recent fiscal year and as of the latest interim balance sheet.

            (c) Pro forma data reflecting the effect of the tender offer on:

               (1) the Company's balance sheets as of December 31, 1995 and September 30, 1996, and

               (2) the Company's statements of operations, earnings per share amount and ratio of earnings to fixed charges for the year ended December 31, 1995 and for the quarter and nine months ended September 30, 1996.

RATIO OF EARNINGS TO FIXED CHARGES

                                                     ACTUAL           PRO FORMA
                                                     ------           ---------
        Fiscal year ended December 31,

              1995                                  2.11 to 1          2.77 to 1

              1994                                  2.06 to 1

        Nine months ended September 30,

              1996                                  1.01 to 1          1.24 to 1

              1995                                  2.89 to 1

BOOK VALUE PER COMMON SHARE

        As of December 31, 1995                      $(0.26)             $0.64

        As of September 30, 1996                     $(0.04)             $0.79



                                  RONSON CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES

                                          CONSOLIDATED PRO FORMA BALANCE SHEETS

                                                 AS OF DECEMBER 31, 1995

                                                  Dollars in thousands


                                               ASSETS                                         AS                 PRO
                                                                                            REPORTED             FORMA
                                                                                            --------             -----
CURRENT ASSETS:
Cash ...........................................................................            $    64             $    64
Accounts receivable, less allowances for doubtful accounts of $86 ..............              1,940               1,940

Inventories:
        Finished goods .........................................................              5,501               5,501
        Work in process ........................................................                177                 177
        Raw materials ..........................................................                700                 700
                                                                                            -------             -------
                                                                                              6,378               6,378
Other current assets ...........................................................                783                 783

Current assets of discontinued operations ......................................                187                 187
                                                                                            -------             -------
        TOTAL CURRENT ASSETS ...................................................              9,352               9,352

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land ...........................................................................                 19                  19
Buildings and improvements .....................................................              3,477               3,477
Machinery and equipment ........................................................              2,995               2,995
Construction in progress .......................................................                 45                  45
                                                                                            -------             -------
                                                                                              6,536               6,536

Less accumulated depreciation and amortization .................................              4,370               4,370
                                                                                            -------             -------
                                                                                              2,166               2,166

INTANGIBLE PENSION ASSETS ......................................................                419                 419

OTHER ASSETS ...................................................................                764                 764

OTHER ASSETS OF DISCONTINUED OPERATIONS ........................................                702                 702
                                                                                            -------             -------
                                                                                            $13,403             $13,403
                                                                                            =======             =======


                                        RONSON CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES
                                                CONSOLIDATED PRO FORMA BALANCE SHEETS
                                                       AS OF DECEMBER 31, 1995
                                              Dollars in thousands (except share data)


                                LIABILITIES AND STOCKHOLDERS' EQUITY                                      AS                   PRO
                                                                                                       REPORTED               FORMA
                                                                                                       --------               -----
CURRENT LIABILITIES:
Short-term debt ..........................................................................               $4,472              $4,472
Current portion of long-term debt ........................................................                  211                 211
Current portion of lease obligations .....................................................                   40                  40
Current portion of pension obligations ...................................................                  280                 280
Accounts payable .........................................................................                1,428               1,428
Accrued expenses .........................................................................                1,750               1,750
Current liabilities of discontinued operations ...........................................                  993                 993
                                                                                                         ------              ------
        TOTAL CURRENT LIABILITIES ........................................................                9,174               9,174

LONG-TERM DEBT ...........................................................................                1,728               1,728
LONG-TERM LEASE OBLIGATIONS ..............................................................                   37                  37
PENSION OBLIGATIONS ......................................................................                  287                 287
OTHER LONG-TERM LIABILITIES ..............................................................                   78                  78
LONG-TERM LIABILITIES OF DISCONTINUED OPERATIONS .........................................                   65                  65

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred Stock, no par value, authorized 5,000,000 shares:
12% cumulative convertible, $.01 stated value, outstanding
As Reported, 847,308 and Pro Forma, none .................................................                    8                 --
Common Stock, par value $1                                            AS               PRO
                                                                    REPORTED          FORMA
                                                                    --------          -----
  Authorized shares.................................              11,848,106       11,848,106
  Reserved shares...................................                 917,374           70,066
  Issued (including treasury).......................               1,820,893        3,261,317             1,821               3,261
Additional paid-in capital................................................................               30,308              28,876
Accumulated deficit.......................................................................              (27,081)            (27,081)
Unrecognized net loss on pension plans....................................................               (1,403)             (1,403)
Cumulative foreign currency translation adjustment........................................                  (26)                (26)
                                                                                                         ------              ------
                                                                                                          3,627               3,627
Less cost of treasury shares, 62,087 Common shares........................................                1,593               1,593
                                                                                                         ------              ------
        TOTAL STOCKHOLDERS' EQUITY........................................................                2,034               2,034
                                                                                                         ------              ------
                                                                                                        $13,403             $13,403
                                                                                                        =======             =======

              RONSON CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES

                  CONSOLIDATED PRO FORMA STATEMENTS OF EARNINGS

                           YEAR ENDED DECEMBER 31,1995

                  Dollars in thousands (except per share data)


                                                              AS          PRO
                                                            REPORTED      FORMA
                                                            --------      -----
NET SALES ..............................................   $ 26,953    $ 26,953
                                                           --------    --------
Cost and expenses:
        Cost of sales ..................................     18,416      18,416
        Selling, shipping and advertising ..............      3,340       3,340
        General and administrative .....................      3,141       3,141
        Depreciation and amortization ..................        344         344
                                                           --------    --------
                                                             25,241      25,241
                                                           --------    --------

EARNINGS FROM CONTINUING OPERATIONS
        BEFORE INTEREST AND OTHER ITEMS ................      1,712       1,712

Other expense:
        Interest expense ...............................        541         541
        Other - net ....................................        168         168
                                                           --------    --------
                                                                709         709
                                                           --------    --------

EARNINGS FROM CONTINUING
        OPERATIONS BEFORE INCOME TAXES .................      1,003       1,003

Income tax benefits - net ..............................        497         497
                                                           --------    --------
EARNINGS FROM CONTINUING OPERATIONS ....................      1,500       1,500



Loss from discontinued operations (net of applicable
        deferred income tax benefit of $110) ...........       (860)       (860)
                                                           --------    --------
NET EARNINGS ...........................................   $    640    $    640
                                                           ========    ========


                                  (continued)


              RONSON CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES

                  CONSOLIDATED PRO FORMA STATEMENTS OF EARNINGS

                           YEAR ENDED DECEMBER 31,1995

                  Dollars in thousands (except per share data)

                                  (continued)


                                                              AS          PRO
                                                            REPORTED      FORMA
                                                            --------      -----

EARNINGS (LOSS) PER COMMON SHARE:
Assuming no dilution:
        Earnings from continuing operations ............   $   0.77    $   0.47
        Loss from discontinued operations ..............      (0.50)      (0.27)
                                                           --------    --------
        Net earnings ...................................   $   0.27    $   0.20
                                                           ========    ========

Assuming full dilution:
        Earnings from continuing operations ............   $   0.58         N/A
        Loss from discontinued operations ..............      (0.33)        N/A
                                                           --------    --------
        Net earnings ...................................   $   0.25         N/A
                                                           ========    ========

                 RONSON CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES

                         CONSOLIDATED PRO FORMA BALANCE SHEETS

                               AS OF SEPTEMBER 30, 1996

                                 Dollars in thousands


                         ASSETS
                                                                         AS       PRO
                                                                      REPORTED   FORMA
                                                                      --------   -----
CURRENT ASSETS:
Cash .............................................................   $    57   $    57
Accounts receivable, less allowances for doubtful accounts of $103     1,899     1,899
Inventories:
        Finished goods ...........................................     6,078     6,078
        Work in process ..........................................        93        93
        Raw materials ............................................       776       776
                                                                     -------   -------
                                                                       6,947     6,947
Other current assets .............................................     1,182     1,182
                                                                     -------   -------
        TOTAL CURRENT ASSETS .....................................    10,085    10,085

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land .............................................................        19        19
Buildings and improvements .......................................     3,605     3,605
Machinery and equipment ..........................................     3,357     3,357
Construction in progress .........................................        55        55
                                                                     -------   -------
                                                                       7,036     7,036

Less accumulated depreciation and amortization ...................     4,564     4,564
                                                                     -------   -------
                                                                       2,472     2,472

INTANGIBLE PENSION ASSETS ........................................       375       375

OTHER ASSETS .....................................................       795       795

OTHER ASSETS OF DISCONTINUED OPERATIONS ..........................       702       702
                                                                     -------   -------
                                                                     $14,429   $14,429
                                                                     =======   =======

                                        RONSON CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES
                                                CONSOLIDATED PRO FORMA BALANCE SHEETS
                                                      AS OF SEPTEMBER 30, 1996
                                              Dollars in thousands (except share data)


                                LIABILITIES AND STOCKHOLDERS' EQUITY                                         AS                PRO
                                                                                                          REPORTED            FORMA
                                                                                                          --------            -----
CURRENT LIABILITIES:
Short-term debt ..............................................................................            $ 4,733          $ 4,733
Current portion of long-term debt and leases .................................................                573              573
Accounts payable .............................................................................              1,920            1,920
Accrued expenses .............................................................................              2,008            2,008
Current liabilities of discontinued operations ...............................................                738              738
                                                                                                          -------          -------
        TOTAL CURRENT LIABILITIES ............................................................              9,972            9,972

LONG-TERM DEBT ...............................................................................              1,301            1,301

PENSION OBLIGATIONS ..........................................................................                249              249

OTHER LONG-TERM LIABILITIES ..................................................................                345              345

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred Stock, no par value, authorized 5,000,000 shares:
        12% cumulative convertible, $.01 stated value, outstanding
        As Reported, 837,595 and Pro Forma, none .............................................                  8             --

Common Stock, par value $1
                                                                       AS                PRO
                                                                    REPORTED            FORMA
                                                                    --------            -----
  Authorized shares ......................................        11,848,106         11,848,106
  Reserved shares ........................................           944,195            106,600
  Issued (including treasury) ............................         1,863,939          3,287,851             1,864            3,288

Additional paid-in capital ...................................................................             30,345           28,929
Accumulated deficit ..........................................................................            (26,721)         (26,721)
Unrecognized net loss on pension plans .......................................................             (1,309)          (1,309)
Cumulative foreign currency translation adjustment ...........................................                (31)             (31)
                                                                                                          -------          -------
                                                                                                            4,156            4,156
Less cost of treasury shares, 62,105 Common shares ...........................................              1,594            1,594
                                                                                                          -------          -------
        TOTAL STOCKHOLDERS' EQUITY ...........................................................              2,562            2,562
                                                                                                          -------          -------
                                                                                                          $14,429          $14,429
                                                                                                          =======          =======

              RONSON CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES

                  CONSOLIDATED PRO FORMA STATEMENTS OF EARNINGS

                      NINE MONTHS ENDED SEPTEMBER 30, 1996

                  Dollars in thousands (except per share data)


                                                              AS           PRO
                                                           REPORTED       FORMA
                                                           --------       -----
NET SALES ..........................................       $18,182       $18,182
                                                           -------       -------
Cost and expenses:
        Cost of sales ..............................        11,560        11,560
        Selling, shipping and advertising ..........         2,617         2,617
        General and administrative .................         2,487         2,487
        Depreciation and amortization ..............           275           275
                                                           -------       -------
                                                            16,939        16,939
                                                           -------       -------
EARNINGS BEFORE INTEREST AND OTHER ITEMS ...........         1,243         1,243
                                                           -------       -------
Other expense:
        Interest expense ...........................           581           581
        Non-recurring charge .......................           434           434
        Other-net ..................................            89            89
                                                           -------       -------
                                                             1,104         1,104
                                                           -------       -------

EARNINGS BEFORE INCOME TAXES .......................           139           139

Income tax benefits - net ..........................           221           221
                                                           -------       -------

NET EARNINGS .......................................       $   360       $   360
                                                           =======       =======
EARNINGS PER COMMON SHARE:

        Assuming no dilution .......................       $  0.13       $  0.11
                                                           =======       =======

        Assuming full dilution .....................       $  0.13           N/A
                                                           =======       =======



                               THE EXCHANGE OFFER

Terms of the Exchange Offer

        Upon the terms and subject to the conditions of the Exchange Offer, the Company is offering to exchange up to 1,423,912 shares of Common Stock for up to 837,595 shares of Preferred Stock, which constitute all outstanding shares of Preferred Stock as of the date of this Circular. Exchanges will be made on the basis of 1.7 shares of Common Stock for each share of Preferred Stock validly tendered and accepted for exchange.

        Tendering holders will not be obligated to pay brokerage commissions or fees to the Exchange Agent, the Information Agent or the Company or, subject to the instructions in the Letter of Transmittal with respect to special issuance instructions, transfer taxes with respect to the exchange of shares of the Preferred Stock pursuant to the Exchange Offer, other than any charges that individual brokerage firms or banks charge their clients for other services rendered in connection with tendering their shares.

        Pursuant to the terms and subject to the conditions of the Exchange Offer, the Company will accept for exchange all shares of the Preferred Stock validly tendered and not properly withdrawn prior to the Expiration Time.

        The Exchange Offer is subject to the condition that a minimum of 550,000 shares of the Preferred Stock shall have been tendered and not withdrawn prior to the Expiration Time (the "Minimum Condition"). The Company retains the right to accept all Preferred shares tendered if the Minimum Condition is not reached. The Exchange Offer is also subject to certain additional conditions. See "The Exchange Offer - Conditions of the Exchange Offer" p.31.

        The Company will not issue fractional shares of Common Stock upon exchange of the Preferred shares. In lieu of issuing fractional shares, the Company will pay for such fraction in cash, based on the closing price of the Common Stock on the date Preferred shares are first accepted for exchange under the Exchange Offer. No payment will be made on account of accrued dividends on the Preferred shares.

Purpose and Effect of the Exchange Offer

        The purpose of the Exchange Offer is to eliminate or substantially reduce the number of shares of Preferred Stock outstanding and thereby reduce or eliminate the need to pay both future and accumulated but unpaid dividends on Preferred Stock prior to the payment of any dividend on Common Stock. The accumulated dividend as of November 15, 1996 is $0.9103 per Preferred share. Dividends continue to accumulate on a daily basis. The Company has not been and does not expect for the foreseeable future to be in a position to make payment of Preferred dividends or of the arrearages on Preferred dividends.

Description of Common Stock Offered

        Voting Rights - The holders of shares of the Company's Common Stock are entitled to one vote per share on the election of Directors and all other questions on which shareholders are generally entitled to vote. They do not have cumulative voting rights, or preemptive or subscription rights, and shares of Common Stock are not redeemable, assessable or convertible.

        Dividends on Common Shares - Holders of shares of Common Stock are entitled to receive dividends as and when declared by the Board of Directors of the Company out of funds legally available therefor, except that the holders of shares of Preferred Stock are entitled to receive cumulative dividends, including Preferred dividends in arrears, as and when declared at the annual rate of $0.21 per share before any dividend may be declared on Common Stock.

        Election of Directors and New Jersey Statutes - The Company's Directors are elected by a majority of the votes cast in three classes, the terms of which expire in sequential years. Each class of Directors is elected for a three-year term, and Directors may be removed from office only for cause and with the affirmative vote of at least 80% of the voting power of all of the shares of the Company's shareholders entitled to vote for the election of Directors. Under New Jersey law, which is applicable to the Company, any action of the shareholders other than the election of Directors may be authorized by a majority of the votes cast at a duly called meeting of stockholders at which a quorum consisting of the holders of shares entitled to cast a majority of votes at the meeting are present, except for the following: (a) because the Company was incorporated under a predecessor statute to the current New Jersey business law, the approval of two-thirds of the votes cast is required to authorize any plan of merger or consolidation, any amendment to the Company's Certificate of Incorporation, any sale of all or substantially all of the assets of the Company or any plan of dissolution; (b) the Company's Certificate of Incorporation imposes the additional requirement that certain business combinations be approved by the affirmative vote of the holders of at least 90% of the voting power of the outstanding Common shares of the Company entitled to vote in the election of Directors; and (c) the New Jersey Shareholders Protection Act N.J.S.A. 14A:10A1 et. seq. ("NJSPA") applied to business combinations of the Company. The NJSPA imposes certain pricing and procedural requirements on business combinations and could have the effect of delaying, deferring or preventing a change of control of the Company.

        Liquidation - Upon liquidation or other winding up of the Company, holders of shares of Common Stock are entitled to receive, pro rata, after the prior rights of creditors and Preferred shareholders have been satisfied, all of the remaining assets of the Company legally available for distribution.

Expiration; Extension; Termination; Amendment; Withdrawal Rights and Conditions

        The Exchange Offer will expire at 5:00 p.m., New York City time, on December 16, 1996 unless the Company, in its sole discretion, extends the period during which the Exchange Offer is open, in which event the Exchange Offer will expire at the latest time and date as so extended by the Company. Tenders of shares of the Preferred Stock pursuant to the Exchange Offer are irrevocable, except that shares of the Preferred Stock tendered pursuant to the Exchange Offer and not theretofore accepted for exchange pursuant to the Exchange Offer, may be withdrawn at any time after 40 business days from the date of this Circular. See "The Exchange Offer - Withdrawal Rights" p.29.

         The Exchange Offer is subject to certain conditions, including the Minimum Condition. See "The Exchange Offer-Conditions of the Exchange Offer" p.31.

        The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Exchange Offer is open by giving oral or written notice of such extension to the Exchange Agent and making a public announcement thereof. There can be no assurance that the Company will exercise its right to extend the Exchange Offer. During any extension of the Exchange Offer, all shares of the Preferred Stock previously tendered pursuant thereto and not exchanged or withdrawn will remain subject to the Exchange Offer and may be accepted for exchange by the Company at the expiration of the Exchange Offer subject to the right of a tendering holder to withdraw its shares of the Preferred Stock. See "The Exchange Offer - Withdrawal Rights" p.29.

         The Company also expressly reserves the right, subject to applicable law, (i) to delay acceptance for exchange of any shares of the Preferred Stock or terminate the Exchange Offer and not accept for exchange any shares of the Preferred Stock and promptly return all such shares to the tendering holders thereof in the event that the Minimum Condition or any of the conditions specified in "The Exchange Offer - Conditions of the Exchange Offer" p.31 are not satisfied or waived by the Company or to comply in whole or in part with applicable law, by giving oral or written notice of such delay or termination to the Exchange Agent, (ii) to waive any condition to the Exchange Offer and accept all shares of the Preferred Stock previously tendered pursuant thereto, (iii) to extend the Expiration Time and retain all shares of the Preferred Stock tendered pursuant thereto until the expiration of the Exchange Offer as extended, (iv) to amend the Exchange Offer in any respect or (v) to modify the form or amount of the consideration to be paid pursuant to the Exchange Offer. If the Exchange Offer is so amended, the term "Exchange Offer" shall mean the Exchange Offer as so amended. The reservation by the Company of the right to delay acceptance for exchange of shares of the Preferred Stock is subject to the provisions of Rule 13e-4 and Rule 14e-1(c) under the Exchange Act, which require that the Company pay the consideration offered or return the shares of the Preferred Stock deposited by or on behalf of holders thereof promptly after the termination or withdrawal of the Exchange Offer.

        Any extension, delay, termination or amendment of the Exchange Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Company may choose to make a public announcement of any extension, delay, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Exchange Offer, in which case the Company shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 12:00 Noon, New York City time, on the next business day after the previously scheduled Expiration Time of the Exchange Offer.

        If the Company shall decide, in its sole discretion, to decrease the number of shares of the Preferred Stock being sought in the Exchange Offer or to increase or decrease the consideration offered to holders of shares of the Preferred Stock to be paid in the Exchange Offer and if, at the time that notice of such increase or decrease is first published, sent or given to holders of shares of the Preferred Stock in the manner specified above, the Exchange Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Exchange Offer will be extended until the expiration of such period of ten business days. As used in this paragraph, "business day" has the meaning set forth in Rule 14d-1 (and applicable to Regulation 14E) under the Exchange Act.

        If the Company makes a material change in the terms of the Exchange Offer or the information concerning the Exchange Offer, or waives any condition of the Exchange Offer that results in material change to the circumstances of the Exchange Offer, the Company will disseminate additional Exchange Offer materials to the extent required under the Exchange Act, and will extend the Exchange Offer to the extent required in order to permit holders of the shares of the Preferred Stock adequate time to consider such materials. The minimum period during which the Exchange Offer must remain open following material changes in the terms of the Exchange Offer or information concerning the Exchange Offer, other than a change in price or percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information.

Procedure for Tendering

        The acceptance by a holder of shares of the Preferred Stock of the Exchange Offer pursuant to one of the procedures set forth below will constitute an agreement between the holder of such shares and the Company in accordance with the terms and subject to the conditions set forth in this Circular and in the Letter of Transmittal.

        No partial tenders will be accepted. For shares of the Preferred Stock to be validly tendered pursuant to the Exchange Offer, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as hereinafter defined) in connection with a book-entry transfer of shares of the Preferred Stock, and any other required documents, must be received by the Exchange Agent at one of its addresses set forth on the back cover page of this Circular prior to the Expiration Time. In addition, either (i) the certificates representing tendered shares of the Preferred Stock must be received by the Exchange Agent or such shares of the Preferred Stock must be tendered pursuant to the procedure for book-entry transfers described below and a confirmation of receipt of such tendered shares of the Preferred Stock must be received by the Exchange Agent, in each case prior to the Expiration Time, or (ii) the tendering holder must comply with the guaranteed delivery procedures described below.

        The method of delivery of shares of the Preferred Stock, the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holder tendering such shares and, except as otherwise provided herein, the delivery will be deemed made only when actually received by the Exchange Agent. If sent by mail, it is recommended that the holder use properly insured registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Time to permit delivery to the Exchange Agent on or before the Expiration Time.

        If a holder desires to tender shares of the Preferred Stock pursuant to the Exchange Offer but is unable to locate the certificates representing such shares to be tendered, such holder should write to or telephone the Exchange Agent, Registrar and Transfer Company, telephone number 1-800-368-5948, about procedures for obtaining a replacement certificate for shares of the Preferred Stock and arranging for indemnification.

        NO LETTERS OF TRANSMITTAL AND NO CERTIFICATES REPRESENTING SHARES OF PREFERRED STOCK SHOULD BE SENT TO THE COMPANY OR THE INFORMATION AGENT. SUCH DOCUMENTS SHOULD ONLY BE SENT TO THE EXCHANGE AGENT.

        Any beneficial owner whose shares of the Preferred Stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such shares should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf.

         Book-Entry Transfer. The Company understands that the Exchange Agent will make a request promptly after the date of this Circular to establish accounts with respect to the shares of the Preferred Stock at The Depository Trust Company ("DTC") for the purpose of facilitating the Exchange Offer. Subject to the establishment thereof, any financial institution that is a participant in DTC's system may make book-entry delivery of shares of the Preferred Stock by causing DTC to transfer such shares into the Exchange Agent's account in accordance with DTC's procedures for such transfer. Although delivery of shares of the Preferred Stock may be effected through book-entry transfer into the Exchange Agent's account at DTC pursuant to DTC's Automated Tender Offer Program ("ATOP") procedures, a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and other required documents, must in each case be received by the Exchange Agent at one of its addresses set forth on the back cover page of this Circular prior to the Expiration Time, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

        The term "Agent's Message" means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares of the Preferred Stock which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

        Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution, unless the shares of the Preferred Stock which are the subject of such Letter of Transmittal are tendered or executed, respectively, (i) by a registered holder (which term, for the purposes described above, shall include any participant in DTC whose name appears on a security position listing as the owner of shares of the Preferred Stock) of such shares who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal, or (ii) for the account of an Eligible Institution. If shares of the Preferred Stock are registered in the name of a person other than the signer of a Letter of

Transmittal, then the certificate for the shares of the Preferred Stock must be endorsed by the registered holder, or be accompanied by a stock power in form satisfactory to the Company, duly executed by the registered holder with such signatures guaranteed by an Eligible Institution. If signatures on a Letter of Transmittal are required to be guaranteed, such guarantees must be by a member firm or a registered national securities exchange, a member of the NASD or by a commercial bank, trust company or savings and loan association having an office in the United States that is a participant in the Security Transfer Agents Medallion Program or the New York Stock Exchange Medallion Program (each of the foregoing being referred to as an "Eligible Institution").

        Miscellaneous. Issuance of shares of Common Stock in exchange for shares of the Preferred Stock will be made only against deposit of the tendered shares of the Preferred Stock.

        All questions as to the form of all documents and the validity (including the time of receipt), eligibility, acceptance and withdrawal of tendered shares of the Preferred Stock will be determined by the Company, in its sole discretion, which determination shall be final and binding. The Company expressly reserves the absolute right to reject any and all tenders not in proper form and to determine whether the acceptance of or exchange by it for such tenders would be unlawful. The Company also reserves the absolute right, subject to applicable law, to waive or amend any of the conditions of the Exchange Offer or to waive any defect or irregularity in the tender of any particular shares of the Preferred Stock. Neither the Company, the Exchange Agent, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. No tender of shares of the Preferred Stock will be deemed to have been validly made until all defects and irregularities with respect to such shares have been cured or waived. Any shares of the Preferred Stock received by the Exchange Agent that are not properly tendered and as to which irregularities have not been cured or waived will be returned by the Exchange Agent to the appropriate tendering holder as soon as practicable. The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties.

Guaranteed Delivery Procedures

         If a holder desires to tender shares of the Preferred Stock and the holder's certificates are not immediately available or time will not permit the holder's certificates for Preferred Stock, Letter of Transmittal or other required documents to reach the Exchange Agent prior to the Expiration Time, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

        (a)  the tender is made by or through an Eligible Institution; and

        (b) prior to the expiration of the Exchange Offer, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by mail or hand delivery) substantially in the form provided by the Company which contains a signature guaranteed by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery (unless such tender is for the account of an Eligible Institution) which sets forth the name and address of the holder of the shares of the Preferred Stock and the number of shares of the Preferred Stock tendered, states that the tender is being made thereby and guarantees that within three trading days after the date of the Notice of Guaranteed Delivery, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer of shares of the Preferred Stock, and any other documents required by the Letter of Transmittal, together with the shares of the Preferred Stock will be deposited by the Eligible Institution with the Exchange Agent; and

         (c) all tendered shares of the Preferred Stock (or a confirmation of book-entry transfer of such shares into the Exchange Agent's account at DTC) as well as the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer of shares of the Preferred Stock, and any other documents required by the Letter of Transmittal, are received by the Exchange Agent within three trading days after the Expiration Time.

         A Notice of Guaranteed Delivery may be delivered by hand or mailed to the Exchange Agent and must include a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

         Notwithstanding any other provision hereof, in all cases shares of Common Stock will only be issued in exchange for shares of the Preferred Stock accepted for exchange pursuant to the Exchange Offer after timely receipt by the Exchange Agent of certificates for such shares (or a confirmation of book-entry transfer of such shares into the Exchange Agent's account at DTC as described above), the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents.

Letter of Transmittal

        The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer:

        The party tendering shares of the Preferred Stock for exchange (the "Transferor") exchanges, assigns and transfers such shares of the Preferred Stock to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the shares of the Preferred Stock to be assigned, transferred and exchanged. The Transferor represents and warrants that it has the full power and authority to tender, exchange, assign and transfer the shares of the Preferred Stock and to acquire the Common Stock issuable upon the exchange of such tendered shares of the Preferred Stock in accordance with the terms of the Exchange Offer, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the shares of the Preferred Stock free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange, assignment and transfer of shares of the Preferred Stock or transfer ownership of such shares of the Preferred Stock on the account books maintained by DTC. All authority conferred by the Transferor will survive the death, bankruptcy or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

Withdrawal Rights

        Tenders of shares of the Preferred Stock pursuant to the Exchange Offer are irrevocable, except that shares of the Preferred Stock tendered pursuant to the Exchange Offer and not theretofore accepted for exchange pursuant to the Exchange Offer, may be withdrawn at any time after 40 business days from the date of this Circular.

        To be effective, a written notice of withdrawal delivered by mail or hand delivery must be timely received by the Exchange Agent at one of the addresses set forth in the Letter of Transmittal. The method of notification is at the risk and election of the holder. Any such notice of withdrawal must specify (i) the holder named in the Letter of Transmittal as having tendered shares of the Preferred Stock to be withdrawn, (ii) if the shares of the Preferred Stock are held in certificated form, the certificate numbers of the shares of the Preferred Stock to be withdrawn, (iii) that such holder is withdrawing its election to have such shares of the Preferred Stock exchanged, and (iv) the name of the registered holder of such shares of the Preferred Stock, and such notice of withdrawal must be signed by the holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the shares of the Preferred Stock being withdrawn.

        The Exchange Agent will return the properly withdrawn shares of the Preferred Stock promptly following receipt of notice of withdrawal. If shares of the Preferred Stock have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares of the Preferred Stock and otherwise comply with DTC's procedures. All questions as to the validity of a notice of withdrawal, including the time of receipt, will be determined by the Company, and such determination will be final and binding on all parties. Withdrawal of tenders of shares of the Preferred Stock may not be rescinded and any shares of the Preferred Stock withdrawn will not thereafter be deemed to be validly tendered for the purposes of the Exchange Offer. Properly withdrawn shares of the Preferred Stock, however, may be retendered by following the procedures therefor described elsewhere herein at any time prior to the Expiration Time. See "The Exchange Offer-Procedure for Tendering" p.25.

Acceptance of Preferred Stock; Issuance of Common Stock

        The acceptance for exchange of shares of the Preferred Stock validly tendered and not properly withdrawn will be made as promptly as practicable after the Expiration Time. The Company expressly reserves the right to terminate the Exchange Offer and not accept for exchange any of the shares of the Preferred Stock if the Minimum Condition or any of the conditions set forth under "The Exchange Offer - Conditions of the Exchange Offer" p.31, shall not have been satisfied or waived by the Company or to comply, in whole or in part, with any applicable law. In addition, subject to the rules promulgated pursuant to the Exchange Act, the Company expressly reserves the right to delay acceptance of any of the shares of the Preferred Stock for exchange, to comply, in whole or in part, with any applicable law. For purposes of the Exchange Offer, the Company will be deemed to have accepted for exchange validly tendered and not properly withdrawn shares of the Preferred Stock if, as and when the

Company gives oral or written notice thereof to the Exchange Agent. Subject to the terms and conditions of the Exchange Offer, issuance of shares of Common Stock for shares of the Preferred Stock accepted pursuant to the Exchange Offer will be made by the Exchange Agent promptly after acceptance thereof. The Exchange Agent will act as agent for the tendering holders of shares of the Preferred Stock for the purposes of receiving shares of Common Stock from the Company. Tendered shares of the Preferred Stock not accepted for exchange by the Company, if any, will be returned without expense to the tendering holder of such shares of the Preferred Stock (or, in the case of shares of the Preferred Stock tendered by book-entry transfer into the Exchange Agent's account at DTC, such shares will be credited to an account maintained at DTC) as promptly as practicable following the Expiration Time.

        If the Company extends the Exchange Offer, or for any reason whatsoever, acceptance for exchange or issuance of shares of Common Stock in exchange for any shares of the Preferred Stock tendered pursuant to the Exchange Offer is delayed, or the Company is unable to accept for exchange or exchange shares of the Preferred Stock tendered pursuant to the Exchange Offer, then, without prejudice to the Company's rights set forth herein, the Exchange Agent may nevertheless, on behalf of the Company and subject to rules promulgated pursuant to the Exchange Act, retain tendered shares of the Preferred Stock and such shares may not be withdrawn except to the extent that the tendering holder of such shares of the Preferred Stock is entitled to withdrawal rights as described above.

        No alternative, conditional, contingent or partial tenders will be accepted. All tendering holders, by execution of a Letter of Transmittal, waive any right to receive notice of acceptance of their shares of the Preferred Stock for exchange.

Untendered Shares of the Preferred Stock

         Holders of shares of the Preferred Stock whose shares are not tendered and accepted in the Exchange Offer will continue to hold such shares and will be entitled to all of the rights and preferences, and will be subject to all of the limitations, applicable thereto. Due to the number of shares of the Preferred Stock exchanged pursuant to the Exchange Offer, the Preferred Stock may no longer meet the requirements of the NASD for continued listing and may no longer continue to be registered under the Exchange Act. If, as a result of the exchange of shares of the Preferred Stock pursuant to the Exchange Offer or otherwise, the shares of the Preferred Stock no longer meet the requirements of the NASD for continued listing and the listing of the shares of the Preferred
Stock is discontinued, or if the shares no longer are registered under the Exchange Act, the market for the Preferred Stock could be adversely affected. See "Special Factors-Certain Effects of the Exchange Offer; Plans of the Company after the Exchange Offer" p.35.

Accrued Dividends

        Holders of shares of the Preferred Stock which are accepted for exchange under the Exchange Offer will relinquish their right to receive payment of accumulated dividends.

        Dividends on shares of the Preferred Stock not exchanged in the Exchange Offer will continue to accrue and be payable when, as and if declared in accordance with the terms of the shares of the Preferred Stock.

Conditions of the Exchange Offer

        Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange or, subject to any applicable rules and regulations of the Commission, including Rule 13e-4 and Rule 14e-1(c) (relating to the Company's obligation to exchange and issue shares of Common Stock for or return tendered shares of the Preferred Stock promptly after termination of the Exchange Offer), exchange and issue shares of Common Stock for any shares of the Preferred Stock tendered, and may postpone the acceptance for exchange of or, subject to the restriction set forth above, postpone the exchange and issuance of, shares of Common Stock for shares of the Preferred Stock tendered and to be exchanged and may terminate or amend the Exchange Offer if, at any time prior to the time of acceptance for exchange of or exchange and issuance of shares of Common Stock for, any such shares of the Preferred Stock (whether or not any other shares of the Preferred Stock have theretofore been accepted for exchange or shares of Common Stock have been issued in respect thereof pursuant to the Exchange Offer), any of the following events shall occur:

               (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, results of operations or prospects of the Company or any of its subsidiaries, or in the general economic or financial market conditions in the United States or abroad, which, in the sole judgment of the Company, is or may be materially adverse to the Company and its subsidiaries or its shareholders or to the value of the shares of the Preferred Stock or the Common Stock, or there shall have been a significant decrease in the market prices of or trading in the shares of the Preferred Stock or the Common Stock, or the Company shall have become aware of any fact or occurrence which, in the sole judgment of the Company, is or may be materially adverse with respect to the value of the shares of the Preferred Stock or the Common Stock or the Exchange Offer's contemplated benefits to the Company; or

               (b) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (3) a declaration of a national emergency or a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (4) any limitation (whether or not mandatory) by any governmental or regulatory authority on, or any other event which in the sole judgment of the Company might affect, the nature or extension of credit by banks or other financial institutions, (5) any significant adverse change in the United States securities or financial markets, or
        (6) in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, in the sole judgment of the Company, a material acceleration, escalation or worsening thereof; or

               (c) there shall have been any action taken or threatened, or any statute, rule, regulation, pronouncement, judgment, order or injunction proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Exchange Offer by any local, state, Federal or foreign government or governmental authority or by any court, domestic or foreign, that, in the sole judgment of the Company, might, directly or indirectly, (1) make the acceptance for exchange or issuance of shares of Common Stock for some or all of the shares of the Preferred Stock illegal or otherwise restrict or prohibit consummation of the Exchange Offer, (2) result in a delay in, or restrict the ability of the Company to, or render the Company unable to, accept for exchange some or all of the shares of the Preferred Stock or to issue some or all of the shares of Common Stock in exchange therefor, (3) otherwise adversely affect the Company, or (4) result in a material limitation in the benefits expected to be derived by the Company as a result of the Exchange Offer; or

               (d) there shall be threatened, instituted or pending any action, proceeding or claim by or before any court or governmental, administrative or regulatory agency or authority or any other person or tribunal, domestic or foreign, challenging the making of the Exchange Offer, the acquisition by the Company of any shares of the Preferred Stock, or seeking to obtain any material damages as a result thereof, or, in the sole judgment of the Company, otherwise adversely affecting the Company or the value of the shares of the Preferred Stock;

which in the sole judgment of the Company in any such case, and regardless of the circumstances (including any action or omission by the Company or any of its respective affiliates or subsidiaries) giving rise to any such condition, makes it inadvisable to proceed with the Exchange Offer or such acceptance for exchange of shares of the Preferred Stock or the issuance of the shares of Common Stock in exchange therefor.

         All the foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition and may be waived by the Company, in whole or in part, at any time and from time to time, in the sole discretion of the Company, subject to any requirements to extend the Exchange Offer as described above under "The Exchange Offer-Expiration; Extension; Termination; Amendment; Withdrawal Rights and Conditions" p.23.

         The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the foregoing conditions shall be final and binding.

         If any of the foregoing conditions shall not be satisfied (or, with respect to the above enumerated events, shall have occurred), the Company may, subject to applicable law, (i) terminate the Exchange Offer and return all shares of the Preferred Stock tendered pursuant to the Exchange Offer to tendering security holders; (ii) extend the Exchange Offer and retain all tendered shares of the Preferred Stock until the Expiration Time for the extended Exchange Offer; or (iii) waive the unsatisfied conditions with respect to the Exchange Offer and accept all shares of the Preferred Stock tendered pursuant to the Exchange Offer.

Fees and Expenses; Transfer Taxes

        The costs of the Exchange Offer will be borne by the Company.

        The Company will pay any transfer taxes with respect to transfer and exchange of shares pursuant to the Exchange Offer.

        Assuming that all outstanding shares of the Preferred Stock are exchanged pursuant to the Exchange Offer, it is estimated that the expenses incurred by the Company in connection with the Exchange Offer will aggregate approximately $60,000. The Company will be responsible for paying all such expenses and anticipates that they will be paid from available cash of the Company.

Certain Federal Income Tax Consequences

        The exchange of Preferred Stock for Common Stock in the Exchange Offer will be treated for Federal income tax purposes as a tax-free recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the "Code"). As such, tendering Preferred shareholders generally will not recognize gain or loss on the exchange of the Preferred Stock into shares of Common Stock. However, a tendering Preferred shareholder will be deemed to receive a distribution of property (i.e., Common Stock) from the Company in an amount equal to the lesser of (1) the amount of dividends in arrears (currently $0.9103 per share) on the Preferred Stock or (2) the excess of the fair market value of the Common Stock received over the issue price of the Preferred Stock surrendered by such Preferred shareholders.

        Under the Code, this deemed distribution will be treated as a dividend, taxable as ordinary income, to the extent of the Company's current and accumulated earnings and profits, which will not be determinable until the end of the current fiscal year. Corporate Preferred shareholders may, subject to various restrictions and limitations, be entitled to claim the "dividends received deduction" with respect to the portion of the deemed distribution which is treated as a dividend. To the extent that the deemed distribution exceeds the Company's current and accumulated earnings and profits, the deemed distribution will first reduce the tendering Preferred shareholder's tax basis in the shares of Preferred Stock exchanged, and any further excess will result in the Preferred shareholder recognizing capital gain (assuming that such Preferred shareholder held the shares of Preferred Stock as a capital asset). A Preferred shareholder's basis in shares of Preferred Stock then will be increased by the full amount of the deemed distribution, and its basis in the shares of Common Stock received upon exchange will equal the former basis in the shares of Preferred Stock exchanged (as adjusted above), reduced by any cash received upon exchange.

        Any cash received by a tendering Preferred shareholder in lieu of fractional shares of Common Stock will be treated as an amount paid in redemption of such fractional shares. The holding period for the Common Stock received upon exchange will include the tendering Preferred shareholder's holding period in the shares of Preferred Stock exchanged. To the extent that the cash received exceeds a Preferred shareholder's basis in the fractional shares, the excess will be treated as capital gain.

        Foreign Preferred shareholders generally will be subject to U.S. income tax on the portion of any deemed distribution which is treated as a dividend at the rate of 30% (or lower treaty rate).

         THE  FOREGOING  IS  INCLUDED  HEREIN  FOR  GENERAL   INFORMATION  ONLY.
ACCORDINGLY, PREFERRED SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE OFFER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

                 COMPARISON OF COMMON STOCK AND PREFERRED STOCK

        The following is a summary description of the provisions of the Common Stock and the Preferred Stock:

        a) Description of Common Stock

         The Common Stock of the Company, including its voting, dividend and liquidation rights are described in detail in "The Exchange Offer-Description of Common Stock Offered" p.22. Reference to such description is made for a discussion of the terms and conditions of the Common Stock.

        b) Description of Preferred Stock

         Right to Cumulative Dividends - The holders of shares of Preferred Stock are entitled to cumulative dividends as and when declared by the Board of Directors of the Company out of funds legally available therefor at the annual rate of $0.21 per share before any dividend may be declared on the Company's Common Stock. Dividends on outstanding shares of Preferred Stock accrue from day to day whether or not earned or declared and are cumulative so that if in any quarterly period dividends at the rate of 12% per annum have not been paid or declared and set apart, the amount of the deficiency is to be fully paid or declared and set apart for payment before any distribution may be declared or paid on, or set apart for the Common Stock.

        Non-Voting Rights - Preferred shareholders are not entitled to vote, except that the affirmative vote of at least a majority of the shares of Preferred Stock, voting as a class, is required to authorize or validate any amendment, alteration or repeal of the Company's Articles of Incorporation or By-Laws which would materially adversely affect the rights and privileges of the Preferred Stock or create or increase the authorized amount of any capital stock of the Company ranking prior to the Preferred Stock.

        Redemption Rights - The Preferred Stock is redeemable by the Company on at least 30 days notice, in whole or in part at a redemption price of $2.25 per share plus accrued dividends. Unless full accrued dividends have been provided for all past periods and the current period on all outstanding shares of Preferred Stock, or the retirement is effected pursuant to purchase offers to all holders of Preferred Stock on a comparable basis, no outstanding Preferred Stock may be redeemed or retired until all of the Preferred Stock is redeemed or retired. Holders of shares of Preferred Stock may convert each share into one share of the Company's Common Stock at any time unless previously redeemed, subject to adjustment in the event of a subdivision or combination of the Common Stock, change of Common Stock into any other class of stock, declaration of a stock dividend on the Common Stock, or offers to the holders of shares of Common Stock of rights to subscribe for shares or other securities of the Company.

        Liquidation or Merger - In the event of the liquidation or other winding up of the Company, whether voluntary or involuntary, holders of Preferred Stock are entitled to a liquidation preference of $1.75 per share plus the amount of all accrued dividends before any distribution or payment is made to holders of Common Stock. A consolidation or merger of the Company with or into any other corporation is not deemed to be a liquidation for that purpose.

                                 SPECIAL FACTORS

Fairness of the Exchange Offer

         The Company believes that the Exchange Offer is fair to the holders of shares of its Preferred Stock and to holders of its Common Stock. In considering the fairness of the Exchange Offer, the Company considered the following factors: (a) the likelihood that dividends would not be paid or declared on shares of Preferred Stock for the foreseeable future; (b) the existing and growing arrearage in the payment of dividends on shares of Preferred Stock; (c) the relative market values of shares of Preferred Stock and shares of Common Stock; (d) the advantages and savings to the Company that the Exchange Offer would provide. See "The Exchange Offer-Purpose and Effect of the Exchange Offer"
p.22. The Company did not ascribe any particular weight to any of the foregoing factors in relation to the other factors. Neither the Company nor the Board of Directors received or reviewed any report, opinion or appraisals which are materially related to the Exchange Offer, including but not limited to any report, opinion or appraisal relating to the consideration to be offered to the holders of shares of Preferred Stock of the Company or the fairness of the transaction to the Company.

        The Exchange Offer was unanimously approved by the Directors of the Company, all of whom have indicated that they will tender their shares under the Exchange Offer. The determination of the consideration offered was based on the factors described above, as well as the relative market values of the shares of Preferred Stock and the shares of Common Stock, the dividend arrearage on Preferred Stock, and the claim of the Preferred shares to the continued accrual of dividends and their liquidation preference.

        All of the Directors who are not employees of the Company have approved the Exchange Offer, although they have not retained any unaffiliated representative to act solely on behalf of unaffiliated shareholders for the purposes of negotiating or preparing a report reviewing the terms of the Exchange Offer. Neither the Company nor the Board of Directors considered other procedural safeguards in determining the fairness of the Exchange Offer.

Certain Effects of the Exchange Offer; Plans of the Company After the Exchange Offer

        Following the consummation of the Exchange Offer, the business and operations of the Company will be continued by the Company substantially as they are currently being conducted. Except as disclosed in this Circular, the Company has no present plans or proposals that would result in (i) the acquisition by any person of any material amount of additional securities of the Company, or the disposition of any material amount of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (iii) any change in the present Board of

Directors or management of the Company, including, but not limited to, a plan or proposal to change the number or term of the Directors, to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer, (iv) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company, (v) any other material change in the Company's corporate structure or business or (vi) any changes in the Company's charter, By-Laws or instruments corresponding thereto or any other actions which may impede the acquisition or control of the Company by any person.

        Following the expiration of the Exchange Offer, the Company may, in its sole discretion, determine to redeem the shares or to purchase any remaining shares of the Preferred Stock through privately negotiated transactions, open market purchases or another exchange or tender offer or otherwise, on such terms and at such prices as the Company may determine from time to time, the terms of which purchases or offers could differ from those of the Exchange Offer, except that the Company will not make any such purchases of shares of the Preferred Stock until the expiration of ten business days after the termination of the Exchange Offer. Any possible future purchases of shares of the Preferred Stock will depend upon the Company's business and financial position, alternative investment opportunities available to the Company, the results of the Exchange Offer and general economic and market conditions.

        Holders of shares of the Preferred Stock who do not tender their shares in the Exchange Offer will continue to hold such shares and will be entitled to all of the rights and preferences, and will be subject to all of the limitations, applicable thereto.

         All shares of the Preferred Stock exchanged by the Company pursuant to the Exchange Offer will be retired and cancelled. Upon cancellation, the shares become authorized but unissued shares of Preferred Stock, no par value, and may be issued as part of another series of Preferred Stock, no par value. Any shares of the Preferred Stock remaining outstanding after the Exchange Offer has expired will continue to be redeemable at the option of the Company. See "Comparison of Common Stock and Preferred Stock-Description of the Preferred Stock-Redemption Rights" p.34. Upon liquidation or dissolution of the Company, holders of shares of the Preferred Stock are entitled to receive a liquidation preference in the amount of $1.75 per share plus dividends accrued and accumulated but unpaid to the redemption date, prior to payment of any amounts to the holders of the Common Stock.

         THE COMPANY, ITS BOARD OF DIRECTORS AND ITS EXECUTIVE OFFICERS MAKE NO RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD EXCHANGE ANY OR ALL OF SUCH SHAREHOLDER'S SHARES OF THE PREFERRED STOCK PURSUANT TO THE EXCHANGE OFFER. SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO EXCHANGE THEIR SHARES OF THE PREFERRED STOCK.

                         MARKET AND TRADING INFORMATION

The shares of the Preferred Stock are listed on the Nasdaq SmallCap Market. The following table sets forth for the calendar periods indicated the high and low closing bid prices for the shares of the Common Stock and Preferred Stock per share as reported in published financial sources. The data reflects inter-dealer prices without retail markup or markdown and commission and may not represent actual transactions:

Common:
                           1996
                           ---------------------------------------------------------------------
                           Quarter               1st                2nd                   3rd
                           ---------------------------------------------------------------------
                           High Bid             4 1/8               2 7/8                 2 7/8
                           Low Bid              2 5/8               2 1/4                 2 5/8
                           1995
                           ------------------------------------------------------------------------------------------
                           Quarter               1st                2nd                   3rd                4th
                           ------------------------------------------------------------------------------------------
                           High Bid             1 5/16              2 3/8                 4 3/4               4 7/8
                           Low Bid              1                     3/4                 1 1/4               2
                           1994
                           ------------------------------------------------------------------------------------------
                           Quarter                1st                 2nd                   3rd               4th
                           ------------------------------------------------------------------------------------------
                           High Bid             1                     3/4                 1 3/8               1 3/8
                           Low Bid                1/2                 3/8                   1/8                 5/8
Preferred:
                           1996
                           ---------------------------------------------------------------------
                           Quarter                1st                 2nd                   3rd
                           ---------------------------------------------------------------------
                           High Bid             4 1/8               3                     3
                           Low Bid              2 5/8               2 5/8                 2 5/8
                           1995
                           ------------------------------------------------------------------------------------------
                           Quarter                1st                 2nd                   3rd                 4th
                           ------------------------------------------------------------------------------------------
                           High Bid             1 3/4               2 1/4                 4 3/4               4 7/8
                           Low Bid              1 1/8                 3/4                 1 1/2               2
                           1994
                           ------------------------------------------------------------------------------------------
                           Quarter                1st                 2nd                   3rd                 4th
                           ------------------------------------------------------------------------------------------
                           High Bid             1 1/8                 3/4                 1 5/8               1 3/4
                           Low Bid                1/2                 7/16                  1/4                 5/8

        On November 12, 1996, three trading days prior to the commencement of the Exchange Offer, the closing bid price of the shares of the Preferred Stock was $2.00 per share and the Common Stock was $2.00 per share. There can be no assurance concerning the prices at which the shares of the Preferred Stock or Common Stock might be traded following the Exchange Offer.

         The exchange of shares of the Preferred Stock pursuant to the Exchange Offer will reduce the number of shares of the Preferred Stock that might otherwise trade publicly and the number of holders of such shares, and depending on the number of shares of the Preferred Stock exchanged, could adversely affect the liquidity and market value of the remaining shares of the Preferred Stock held by the public. Due to the number of shares of the Preferred Stock exchanged pursuant to the Exchange Offer, the Preferred Stock may no longer meet the requirements of the NASD for continued listing and may no longer continue to be registered under the Exchange Act, either of which could adversely affect the market for the Preferred Stock. See "Special Factors-Certain Effects of the Exchange Offer; Plans of the Company After the Exchange Offer" p.35.

        Holders of shares of the Preferred Stock are urged to obtain current information with respect to the sales prices of shares of the Preferred Stock.

                    TRANSACTIONS AND ARRANGEMENTS CONCERNING
                        THE SHARES OF THE PREFERRED STOCK

        Based upon the Company's records and upon information provided to the Company by its Directors, executive officers and affiliates, neither the Company nor any of its subsidiaries nor, to the best of the Company's knowledge, any of the Directors or executive officers of the Company or any of its subsidiaries, nor any associates of any of the foregoing, has effected any transactions in the Preferred Stock in 1995 or 1996.

        Except as set forth in this Exchange Offer, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, Directors or executive officers or any of the executive officers or Directors of its subsidiaries, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Exchange Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer of the voting of any such securities, joint ventures, loan or option arrangement, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). As of November 15, 1996, neither the Company nor any subsidiary or affiliate nor, to the Company's knowledge, any of their respective Directors or executive officers, owns any of the shares of the Preferred Stock, except as follows:

                                                            Preferred Shares
                                                            ----------------
 Louis V. Aronson II                                            166,979
 Robert A. Aronson                                                  566
 Barton P. Ferris, Jr.                                           25,411
 Erwin M. Ganz                                                    7,843
 Justin P. Walder                                                13,603
 Saul H. Weisman                                                  4,568
 Daryl K. Holcomb                                                   100
 Ronson Corporation Retirement Plan                              91,487

        All officers, Directors and 10% shareholders of the Company who own shares of Preferred Stock, have advised the Company that they intend to accept the Exchange Offer as described herein and that they will tender their shares for exchange as provided herein. The Ronson Corporation Retirement Plan, the Company's primary pension plan, which holds 91,487 shares of Preferred Stock is restricted from accepting the Exchange Offer at this time, due to constraints imposed by the Employee Retirement Income Security Act. The Company intends to make an application to the DOL to permit the plan to participate in the Exchange Offer.

                      EXCHANGE AGENT AND INFORMATION AGENT

        Registrar and Transfer Company will act as Exchange Agent for the Exchange Offer. All correspondence in connection with the Exchange Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery should be addressed to the Exchange Agent as follows:

                         REGISTRAR AND TRANSFER COMPANY

             BY HAND ONLY:                      BY MAIL/OVERNIGHT COURIER:
          Tenders & Exchanges
     c/o The Depository Trust Co.                   Tenders & Exchanges
          Transfer Agent Drop                        10 Commerce Drive
      55 Water Street, 1st Floor                    Cranford, NJ 07016
        New York, NY 10041-0099

                              Confirm by Telephone:
                                 1-800-368-5948

               Shareholder Inquiries Regarding Lost Certificates:
                                 1-800-368-5948

        The Exchange Agent is also the transfer agent for the Preferred Stock and the Common Stock of the Company.

        Morrow & Co., Inc. will act as Information Agent for the Exchange Offer. In such capacity, the Information Agent will assist with the mailing of the Circular and related materials to owners of shares of the Preferred Stock, respond to inquiries of and provide information to holders of shares of the Preferred Stock in connection with the Exchange Offer and provide other similar advisory services as the Company may request from time to time. All inquiries relating to the Exchange Offer should be directed to the Information Agent as follows:

                               MORROW & CO., INC.

                                909 Third Avenue
                            New York, New York 10022

                                 Call toll-free:
                                 1-800-566-9058

        The Company will pay the Information Agent and the Exchange Agent their reasonable and customary compensation for their services in connection with the Exchange Offer. In addition, the Company will reimburse the Exchange Agent and the Information Agent for their reasonable out-of-pocket expenses, and will indemnify the Exchange Agent and the Information Agent against certain liabilities and expenses in connection with their services, including certain liabilities under the Federal securities laws. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Circular and related documents to beneficial holders of shares of the Preferred Stock, and in handling or forwarding tenders or consents for their customers.

        Directors, officers and regular employees of the Company, none of whom will be specifically compensated for such services, may contact holders of shares of the Preferred Stock by mail, telephone, facsimile transmission, telex, telegraph and personal interviews regarding the Exchange Offer, and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Circular (and all related materials) to beneficial owners of shares of the Preferred Stock.

                              LETTER OF TRANSMITTAL
   To Accompany Certificates Representing Shares of 12% Cumulative Convertible
                        Preferred Stock, No Par Value, of
                               RONSON CORPORATION
                 EXCHANGE AGENT: REGISTRAR AND TRANSFER COMPANY
                                For Information:
                               1-800-368-5948 x760

By Hand, Overnight                                           By Hand Only:
Courier or Mail:                                             c/o The Depository
                                                             Trust Co.
10 Commerce Drive                                            Transfer Agent Drop
Cranford, New Jersey 07016                                   55 Water Street,
                                                             1st Floor
                                                             New York, NY
                                                             10041-0099

                                         DESCRIPTION OF CERTIFICATE(S) SURRENDERED
---------------------------------------------------------------------------------------------------------------------------
                                     Certificate(s) Enclosed (Attach list if necessary)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                          Total Number of
                                   (See Instructions)                                 Certificate       Shares Represented
                        Name and Address of Registered Holder(s)                       Number(s)         by Certificate(s)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                                                     TOTAL SHARES


           PLEASE READ CAREFULLY THE INSTRUCTIONS ON THE REVERSE SIDE

Ladies and Gentlemen:
      The undersigned hereby accepts the Exchange Offer made to the holders of shares of 12% Cumulative Convertible Preferred Stock, no par value ("Preferred Stock") of Ronson Corporation ("Ronson") pursuant to the terms of the Offering Circular dated November 15, 1996, as amended. The shares represented by the above described Ronson Preferred Stock certificate(s) are herewith surrendered to you in exchange for certificate(s) representing shares of Common Stock of Ronson at a rate of 1.7 shares of Common Stock for each share of Preferred Stock surrendered. The undersigned hereby represents that he/she has full power and authority to submit, sell, assign and transfer the stock certificate(s) described above. Upon request, the undersigned will execute and deliver any additional documents deemed appropriate or necessary by Ronson or the Exchange Agent in connection with the surrender of such certificate(s).

      NOTE: For information on the Federal income tax consequences of the Exchange, see "Federal Income Tax Consequences" at page 33 of the Offering Circular. RONSON PREFERRED SHAREHOLDERS SHOULD CONSULT THEIR OWN ADVISORS AS TO THE TAX CONSEQUENCES OF THE EXCHANGE ON INDIVIDUAL SHAREHOLDERS, INCLUDING STATE AND LOCAL TAX EFFECTS.

      The undersigned hereby irrevocably constitutes and appoints the Exchange Agent as the true and lawful attorney-in-fact of the undersigned with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to exchange certificate(s) formerly representing shares of Preferred Stock, together with all accompanying evidence of transfer and authenticity, for certificate(s) representing shares of Common Stock. All authority herein conferred shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. It is understood that cash will be paid in lieu of fractional shares at the rate determined pursuant to the Offering Circular.

      Please issue the certificate(s) for the shares of Common Stock in the above name and mail to the undersigned at the address shown above, unless special instructions are shown below.

                         SPECIAL ISSUANCE INSTRUCTIONS


To be completed ONLY if certificate(s) are to be issued and mailed to OTHER than the registered holder(s).

Stock must be properly assigned and signatures guaranteed. (See Instruction 2 & 3.)

Issue and mail certificate(s) to (please print):

 Name:__________________________________________
                   (Please Print)

 Address:_______________________________________

 _______________________________________________

 _______________________________________________
                 (including Zip Code)

                          SPECIAL DELIVERY INSTRUCTIONS


  To be completed ONLY if certificate(s) are to be issued to the registered holder(s) but mailed to OTHER than the address of record.

  Mail certificate(s) to (please print):

  Name:_________________________________________
                   (Please Print)

  Address:______________________________________

  ______________________________________________

  ______________________________________________
                (including Zip Code)


  Very truly yours,


  Signature(s)  of  registered   holder(s)   exactly  as  name  appears  on  the
  certificate(s) or by person(s) authorized to become registered holder(s) by certificate(s) and document(s) transmitted herewith.

     This Letter of Transmittal must be signed by registered holder(s) exactly as name appears on the certificate(s), or by the authorized agent of such registered holder(s), or by person(s) to whom the certificate(s) are to be issued. (See Instructions 3 & 4.)



IMPORTANT-PLEASE SIGN AND DATE BELOW AND COMPLETE SUBSTITUTE FORM W-9 ON REVERSE
                    (See Instruction 4 on the reverse hereof)



Dated:_______________________________


____________________________________       _____________________________________
                     Signature(s) of Shareholder(s) or Agent


            Telephone Number:____________________________


            _____________________________________________________________
            Signature(s)                                      (Authorized
            Guaranteed                                         Signature)

                 (See Instruction 2 and 3 on the reverse hereof)

                                  PAYER'S NAME:


SUBSTITUTE
Form W-9

(See Instruction 8)
Please fill in your name and address below.

__________________________________________
Name

__________________________________________
Address (number and street)

__________________________________________
City, State and Zip Code

Department of the Treasury
Internal Revenue Service

Payer's Request for Taxpayer
Identification Number

Part 1 -- PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.


__________________________________________
Social Security Number(s)

OR

__________________________________________
Employer Identification Number(s)

Part 2 -- Certification -- Under Penalties of Perjury, I certify that:

(1) The number shown on the form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends or (c)the IRS has notified me that I am no longer subject to backup withholding.

Part 3 --  Awaiting TIN      [   ]

Part 4 --  For Payee Exempt from Backup Withholding

           Exempt            [   ]


Certificate Instructions -- You must cross out Item (2) in Part 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out Item (2). If you are exempt from backup withholding, check the box in Part 4 above.

SIGNATURE __________________________________________      DATED _________, 199__


NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE EXCHANGE OFFER. PLEASE REVIEW INSTRUCTION 8 BELOW REGARDING CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9.

           YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED
                    THE BOX IN PART 3 OF SUBSTITUTE FORM W-9


             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a Taxpayer Identification Number has not been issued to me, and either (a) I have mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a Taxpayer Identification Number to you within 60 days, you are required to withhold 31% of all reportable payments thereafter made to me until I provide a number.

SIGNATURE __________________________________________      DATED _________, 199__

                  INSTRUCTIONS FOR SURRENDERING CERTIFICATE(S)
     Forming Part of the Terms and Conditions of this Letter of Transmittal

     1. General. The Letter of Transmittal properly filled in and signed by or on behalf of the registered holder(s) (or properly constituted assignees) of the surrendered certificate(s) must accompany certificate(s) for shares of Ronson Common Stock surrendered to the Exchange Agent, Registrar and Transfer Company, at the addresses set forth on the face of this Letter of Transmittal. For your convenience, a return envelope addressed to the Exchange Agent is enclosed.
     The method of delivery of the certificate(s) is at the option and risk of the shareholder, but if the certificate(s) or documents are sent by mail, it is suggested that insured or registered mail be used for the shareholder's protection.
     Insert in the box at the top of the Letter of Transmittal the certificate number(s) of the Preferred Stock certificate(s) which you are surrendering herewith and the number of shares represented by each certificate. If the space provided is insufficient, attach a separate sheet listing this information.
     2. Issuance in Same Name. If the certificate(s) for shares of Common Stock are to be issued to the registered holder(s) of the surrendered stock certificate(s), the surrendered certificate(s)need not be endorsed or accompanied by instruments of assignment and transfer, nor is a signature guarantee required.
     3. Special Issuance Instructions. If the certificate(s) for shares of Common Stock are to be issued to a person other than the registered holder(s) of the surrendered certificate(s), the surrendered certificate(s) must be endorsed to such person or accompanied by appropriately endorsed stock powers. In either event, signatures must be guaranteed by an eligible financial institution or broker who is a member/participant in a Medallion Program approved by the Securities Transfer Association, Inc. The person to whom the certificate(s) for shares of Common Stock are to be issued must furnish a correct Taxpayer Identification Number and sign and date the substitute Form W-9.
     4. Endorsement; Authority. In case any endorsement is executed by an agent, attorney, executor, administrator, trustee, guardian or other fiduciary, or by a person acting in any other fiduciary or representative capacity, or by an officer of a corporation on behalf of the corporation, the full title of such person must be given and proper documentary evidence of his appointment and authority to act in such capacity (including, where necessary, By-Laws, corporate resolutions and court orders) must be forwarded with the surrendered stock certificate(s) and this Letter of Transmittal.
     5. Denominations of Certificate(s). Unless specific denominations are requested at the time of exchange, a single certificate will be issued in exchange for those surrendered with this Letter of Transmittal.
     6. Lost Certificate(s). If the certificate(s) which a registered holder (or transferee) wants to surrender has been lost or destroyed, that fact should be indicated on the face of this Letter of Transmittal which should then be delivered to the Exchange Agent after being otherwise properly completed and duly executed. In such event, the Exchange Agent will forward additional documentation necessary to be completed in order to effectively replace such lost or destroyed certificate(s).
     7. Validity of Surrender; Irregularities. All questions as to validity, form and eligibility of any surrender of certificate(s) will be determined by Ronson (which may delegate the power to so determine in whole or in part to the Exchange Agent), and such determination shall be final and binding. Ronson reserves the right to waive any irregularities or defects in the surrender of any certificate(s) and its interpretation of the terms and conditions of this Letter of Transmittal or any other documents delivered therewith with respect to such irregularities or defects shall be final and binding. A surrender will not be deemed to have been validly made until all irregularities and defects have been cured or waived.

     8. Substitute Form W-9. Each surrendering shareholder is required to provide the Exchange Agent with such holder's correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9 and to certify whether the shareholder is subject to backup withholding. Failure to provide such information on the form may subject the surrendering shareholder to Federal income tax withholding at a rate of 31% on payments made to such surrendering shareholder with respect to the shares.
     9. Inquiries. All inquiries with respect to the surrender of certificate(s) of Preferred Stock should be made directly to the Exchange Agent, Registrar and Transfer Company at 1-800-368-5948, or to the Information Agent, Morrow & Co., Inc., at 1-800-566-9058.

                                                               EXECUTIVE OFFICES

RONSON
CORPORATION


CORPORATE PARK III CAMPUS DRIVE                           TELEPHONE:908-469-8300
P.O. BOX 6707 SOMERSET, NEW JERSEY 08875-6707                  FAX: 908-469-6079



                                             November 15, 1996


To Owners of Ronson 12% Cumulative
   Convertible Preferred Stock:

The accompanying documents offer you the opportunity to exchange your shares of 12% Cumulative Convertible Preferred Stock for shares of Common Stock at a 70% premium. This Exchange Offer will terminate on December 16, 1996, unless extended.

PREMIUM OFFERED: By tendering your shares of Preferred Stock under the Exchange Offer, you will obtain 1.7 shares of Common Stock for each share of Preferred, a 70% stock premium over the stock's conversion rate of one share of Common for one share of Preferred.

This means that under this Exchange Offer, you will receive shares of Common Stock having a market value of $3.40, based on a market price of $2.00 per share, a price within the Common Stock's market trading range during the past month. There is, of course, no assurance of the price at which the Common Stock will trade.

The Company has the right to redeem the Preferred Stock at any time at a redemption price of $2.25 per share plus accrued dividends ($0.9103 per share as of November 15, 1996), for a total redemption price of $3.1603 per share. The redemption price is substantially below the premium price available under the Exchange Offer, assuming the Common Stock continues to trade around $2.00 per share.

PURPOSE OF THE EXCHANGE OFFER: The decision was reached by the Board of Directors that it is appropriate at this time to offer an exchange of Preferred Stock for Common Stock at a 70% premium rather than redeeming the Preferred Stock. This procedure avoids a potential heavy drain on the Company's cash resources, which might occur if the Company elected to redeem the Preferred shares. The Exchange Offer will enable the Company to eliminate its liability for present and future Preferred dividends through the issuance of Common Stock. Moreover, the Company believes that the issuance of the shares of Common Stock will increase the Common Stock's market liquidity.

POSSIBLE NEGATIVE CONSEQUENCES OF NOT TENDERING: It is important that Preferred shareowners not tendering under the Exchange Offer be aware of certain possible negative consequences in the event it becomes effective:

         (1) Due to the small number of Preferred shares which would remain outstanding, it is possible that trading interest in the Preferred Stock will decrease and that it may be delisted by NASDAQ from its SmallCap market. (2) The Preferred Stock may no longer continue to be registered under the Securities Exchange Act.

         (3) The Company will continue to have the right to redeem Preferred shares not tendered at the lower redemption price of $3.1603 per share, adjusted for future Preferred dividends as they accrue. Moreover, if a shareowner elected to convert the Preferred shares to avoid redemption, it would be on the basis of one share of Common for one share of Preferred.

TAX CONSEQUENCES: The transaction will be deemed a tax-free exchange with the exception of the value of the accrued dividends of $0.9103 per share as of November 15, 1996, which would be taxable. We suggest you discuss this matter with your tax attorney or tax advisor to determine the extent of your tax liability.

CONDITION OF EXCHANGE OFFER: The Exchange Offer is conditioned on the receipt of tenders of a minimum of 550,000 Preferred shares of the total 837,595 Preferred shares outstanding. Of these shares, a total of 219,070 Preferred shares are owned by officers and directors of the Company, including 166,979 Preferred shares owned by me. The officers and directors have stated that they will tender their Preferred shares for Common in accordance with the Exchange Offer. The Company retains the right to accept all Preferred shares tendered if the minimum number of shares is not reached.

We urge you to read the accompanying documents carefully. If you have any questions, contact the Information Agent, Morrow & Co., Inc., telephone 1-800-566-9058.

If your Preferred shares are held in the name of a broker, bank or other intermediary, you will be receiving special instructions as to how to have your shares tendered.

                                             Sincerely,




                                          /s/Louis V. Aronson II
                                             -------------------
                                             Louis V. Aronson II
                                             President & Chief Executive Officer

                                                               EXECUTIVE OFFICES

RONSON
CORPORATION


CORPORATE PARK III CAMPUS DRIVE                           TELEPHONE:908-469-8300
P.O. BOX 6707 SOMERSET, NEW JERSEY 08875-6707                  FAX: 908-469-6079



                                             November 15, 1996

To Owners of Ronson Common Stock:

There has been mailed today to all owners of shares of the Company's 12% Cumulative Convertible Preferred Stock an Offer to exchange their shares for shares of Common Stock at the rate of 1.7 shares of Common for each share of Preferred.

To the extent the Exchange Offer is accepted by the Preferred shareowners, the Offer will enable the Company to eliminate its liability for present unpaid and future Preferred dividends through the issuance of Common Stock. It is the intention of the Board of Directors to retire all of the Preferred shares which the Company acquires under the Offer.

ACCRUED DIVIDEND LIABILITY: The unpaid and accrued dividends on the Preferred Stock constitute a liability senior to the Common Stock. As of November 15, 1996, the accrued dividends amount to $0.9103 per Preferred share, representing a total corporate liability of approximately $762,000. Dividends accumulate at the annual rate of $0.21 per share or approximately $176,000 each year. Under the terms of the Preferred Stock, no dividends may be paid on Common Stock until all accrued Preferred dividends have first been paid.

Your Board believes it unlikely that the Company will be in a position to pay any dividends on the Preferred Stock any time in the foreseeable future. To avoid the inevitable increase in the burden on the Company and its underlying financial strength, your Board decided it was in the best interest of the Company to make the Exchange Offer to the Preferred shareowners.

PURPOSE OF THE EXCHANGE OFFER: Your Board believes there are substantial advantages and benefits under this Exchange Offer for the owners of the Common Stock as well as for the owners of the Preferred Stock:

         o The elimination of the accrued and unpaid dividends, a right senior to the rights of the Common Stock, will increase the Company's ability to obtain capital and strengthen the value of the Common shares.

         o The elimination of the accrued Preferred dividend liability will allow the Company to direct its cash resources into programs for the development of new products, to strengthen the Company's marketing efforts, and to assure the growth and financial strength of the Company.

         o The Company's financial statements will be simplified. The retirement of the Preferred Stock will increase the book value per Common share to $0.79 per share compared to $(0.04) per share, an increase of $0.83 per share.

         o The issuance of additional Common shares will increase the Common Stock's market liquidity, creating greater stability in the pricing of the stock.

THE RIGHT TO REDEEM THE PREFERRED STOCK: The Board considered the Company's right to redeem the Preferred shares at the stated redemption price of $2.25 per share plus accrued dividends ($0.9103 per share) at a total cost of $3.1603 per share. This option was rejected because of the potential heavy drain on the Company's cash resources in the event holders of a significant number of Preferred shares decided to accept the cash rather than elect the option of converting the Preferred shares for an equal number of Common shares.

In the event less than all the Preferred shares are tendered and accepted under the Exchange Offer, the Company will continue to have the right to redeem the remaining outstanding Preferred Stock.

CONDITION OF THE EXCHANGE OFFER: The Exchange Offer is conditioned on the tender of 550,000 Preferred shares of the total of 837,595 Preferred shares outstanding. Of these shares, a total of 219,070 Preferred shares are owned by officers and directors of the Company, including 166,979 Preferred shares owned by me. The officers and directors have stated that they will tender their Preferred shares for Common in accordance with the Exchange Offer. The Company retains the right to accept all Preferred shares tendered if the minimum number of shares is not reached.

If you are not also a holder of Preferred Stock and wish to receive a copy of the Exchange Offer, please contact the Information Agent, Morrow & Co., Inc., telephone 1-800-566-9058.

                                             Sincerely,




                                          /s/Louis V. Aronson II
                                             -------------------
                                             Louis V. Aronson II
                                             President & Chief Executive Officer

                                                               EXECUTIVE OFFICES

RONSON
CORPORATION


CORPORATE PARK III CAMPUS DRIVE                           TELEPHONE:908-469-8300
P.O. BOX 6707 SOMERSET, NEW JERSEY 08875-6707                  FAX: 908-469-6079



                                             November 15, 1996


To Owners of Preferred Stock held in the name of an intermediary nominee:


There has been mailed today to all owners of record of shares of the Company's 12% Cumulative Convertible Preferred Stock an Offer to exchange their Preferred shares for shares of Common Stock at the rate of 1.7 shares of Common Stock for each share of Preferred Stock. Since your shares are held in a nominee name, your copies of the documents and instructions for acceptance will be sent to you by your broker, bank or other intermediary.

Please note that the expiration date of the Exchange Offer is December 16, 1996, unless extended. For your information pending your receipt of the Exchange Offer material, we are enclosing a copy of the covering letter which has been mailed to Preferred stockholders of record which briefly outlines the nature of the Exchange Offer. Before acting on this Exchange Offer, we urge you to read the official documents.

If you have any questions, please contact the Information Agent, Morrow & Co., Inc., telephone 1-800-566-9058.

                                             Sincerely,




                                          /s/Louis V. Aronson II
                                             -------------------
                                             Louis V. Aronson II
                                             President & Chief Executive Officer

                                                               November 15, 1996

                               RONSON CORPORATION

                               OFFER TO EXCHANGE
                                Common Stock for
                   12% Cumulative Convertible Preferred Stock
                At a Ratio of 1.7 Shares of Common for Preferred

To Our Clients:


Enclosed for your consideration are documents relating to the Offer by Ronson Corporation to exchange 1.7 shares of Ronson Common Stock for each share of Ronson 12% Cumulative Convertible Preferred Stock.

This material is being forwarded to you as the beneficial owner of shares of Ronson Preferred Stock carried by us for your account and not registered in your name.

A tender of shares can only be made by us as the registered holder of the stock and pursuant to your instructions. Accordingly, if you wish to tender your shares of Preferred Stock, please instruct us by completing, signing and returning to us the Instruction Form which appears on the reverse side of this letter.

If you have any questions concerning this matter, please feel free to contact our representative responsible for your account.

Because the Offer by its terms will expire at 5:00 p.m., New York City time on December 16, 1996, it is important that we receive your instructions promptly. Unless previously accepted, tendered shares may be withdrawn at any time after January 15, 1997.

                          INSTRUCTIONS REGARDING TENDER


The undersigned acknowledges receipt of documents relating to the Ronson Corporation Offer to Exchange.


[   ]  Tender my shares of Ronson Preferred Stock held by you for my account.

[   ]  DO NOT tender my shares of Ronson Preferred Stock held by you for my account.


Date: ____________________ ________________________________________________


                           ________________________________________________
                                            Signature(s)



             UNLESS A SPECIFIC CONTRARY INSTRUCTION IS GIVEN ABOVE,
    YOUR SIGNATURE(S) HEREON SHALL CONSTITUTE AN INSTRUCTION TO US TO TENDER
                     YOUR SHARES OF RONSON PREFERRED STOCK.

RONSON                                                           PRESS
CORPORATION                                                      INFORMATION


RONSON CORPORATION                                                 P.O. BOX 6707
PUBLIC RELATIONS OFFICE                                       SOMERSET, NJ 08875


                                              November 14, 1996

                           RONSON OFFERS EXCHANGE OF
                   1.7 COMMON SHARES FOR EACH PREFERRED SHARE


         Ronson  Corporation  (NASDAQ  SmallCap Market:  Common RONC,  Preferred
         RONCP) announced today an Offer to owners of its 12% Cumulative Convertible Preferred Stock to exchange their shares of Preferred Stock for shares of Common Stock at the rate of 1.7 shares of Common for each share of Preferred. The Exchange Offer will expire on December 16, 1996, unless extended. The specific terms and conditions of the transaction are set forth in the Offering documents which are being mailed and distributed tomorrow.

         The terms of the Exchange Offer represent a 70% premium over the stated conversion rate of one share of Common for each share of Preferred. The Exchange Offer exceeds the Redemption Price of the Preferred and will result in a significant increase in the market value of the shareowner's investment in the Company.

         "Through the issuance of Common Stock for Preferred," Louis V. Aronson II, President and Chief Executive Officer, stated, "the Company will be able to eliminate its liability for presently unpaid and future Preferred dividends, which are becoming an increasing burden on the Company's future." Preferred shares tendered and accepted will be retired.

         The Company stated its expectation that the issuance of the additional Common shares will increase the Common Stock's market liquidity and serve to promote the growth and financial strength of the Company. The Company is barred by the terms of the Preferred Stock from paying dividends on the Common Stock until all accrued dividends on the Preferred have first been paid.

         The issuance of additional Common Stock will increase the book value per Common share to $0.79 compared to a current $(0.04) per share, an increase of $0.83 per share.

         Ronson Corporation is the owner of Ronson Consumer Products Corporation and Ronson Corporation of Canada, Ltd., manufacturers and marketers of Ronson consumer products, including butane and liquid fuel lighters and components, a multi-use penetrant spray, a spot remover and a surface protectant;  and  Ronson  Aviation,  Inc.,  a fixed  base  operator  of aircraft operations including aircraft sales, charters, hangar facilities, avionics and other services.

         Further information concerning the Exchange Offer may be obtained by contacting the Information Agent, Morrow & Co., Inc., (telephone 1-800-566-9058).

                               RONSON CORPORATION

                         NOTICE OF GUARANTEED DELIVERY

                    (Not to be used for Signature Guarantee)

         As set forth in the Offering Circular dated November 15, 1996 (the "Offering Circular") in the section entitled "The Exchange Offer-Guaranteed Delivery Procedures", this form or one substantially equivalent hereto must be used to accept the Exchange Offer if certificates for shares of Preferred Stock, no par value, of Ronson Corporation are not immediately available or time will not permit such holder's certificates or other required documents to reach the Exchange Agent prior to the Expiration Time (as defined in the Offering Circular) of the Exchange Offer. This form may be delivered by hand or mail to the Exchange Agent.

               To: Registrar and Transfer Company, Exchange Agent

          By Mail, Hand or                         By Hand Only:
          Overnight Courier:
          Tenders & Exchanges                      Tenders & Exchanges
                                                   c/o The Depository Trust Co.
                                                   Transfer Agent Drop
          10 Commerce Drive                        55 Water Street, 1st Floor
          Cranford, NJ  07016                      New York, NY 10041-0099

                                For information:
                                 1-800-368-5948

          DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET
               FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

         This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an "Eligible Institution" under the Instructions thereto, such signature guarantee must appear in the applicable space provided in this notice and in the signature box on the Letter of Transmittal.

Ladies and Gentlemen:

         The undersigned hereby tenders to Ronson Corporation the shares of Ronson Corporation Preferred Stock listed below, upon the terms of and subject to the conditions set forth in the Offering Circular and the related Letter of Transmittal and the instructions thereto, receipt of which is hereby acknowledged, pursuant to the guaranteed delivery procedures set forth in the Offering Circular, as follows:

Certificate No.                        Number of Shares

__________________________________     ___________________________________

__________________________________     ___________________________________

__________________________________     ___________________________________

__________________________________     ___________________________________

                                       Sign Here

                                       ___________________________________

                                       ___________________________________
                                                 Signature(s)


                                       ___________________________________
                                          Number and Street or P.O. Box

Dated:_______________,1996             ___________________________________
                                              City, State, Zip Code

__________________________________     ___________________________________
Signature(s) Guaranteed                       Authorized Signature(s)

                                    GUARANTEE

                    (Not to be used for Signature Guarantee)

         The undersigned, a participant in the Security Transfer Agents Medallion Program or the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, (a) represents and guarantees that the above-named person(s) "own(s)" the shares of Ronson Corporation
Preferred Stock tendered hereby within the meaning of Rule 14c-4 of the Securities Exchange Act of 1934, as amended, and (b) guarantees delivery to the Exchange Agent of certificates for the shares of Ronson Corporation Preferred Stock tendered hereby, in proper form for transfer or delivery of such shares of Ronson Corporation Preferred Stock pursuant to procedures for book-entry transfer, in either case with delivery of a properly completed and duly executed Letter of Transmittal and any other required documents, unless an Agent's Message is utilized, all within three trading days after the date hereof.

                                             _______________________________
                                                    Firm Name (Print)

                                             _______________________________
                                                  Authorized Signature

                                             _______________________________
                                              Number and Street or P.O. Box

                                             _______________________________
                                                  City, State, Zip Code

                                             _______________________________
                                              Area Code and Telephone Number

Date:____________________,1996

          DO NOT SEND CERTIFICATE OR ANY OTHER REQUIRED DOCUMENTS WITH
               THIS FORM. THEY SHOULD BE SENT WITH THE LETTER OF
          TRANSMITTAL (UNLESS A BOOK-ENTRY TRANSFER FACILITY IS USED).